4/23

04010508

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Turkiye Garanti

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 11 2004
THOMSON FINANCIAL

FILE NO. 82- 3636 FISCAL YEAR 12-31-03

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dl

DAT : 3/11/04

82-3636

(Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish, See Note 3.1.1)

SEC MAIL PROCESSING RECEIVED FEB 23 2004 WASH. D.C. SECTION

Türkiye Garanti Bankası Anonim Şirketi

As of 31 December 2003, Audited Unconsolidated Financial Statements and Related Disclosures and Footnotes to be Announced to Public together with Independent Auditor's Report Thereon

Levent Nispetiye Mah.Aytar Cad.
No:2 Beşiktaş 34340 Istanbul
Telephone: 212 318 18 18
Fax: 212 217 64 22
www.garantibank.com.tr

The Reporting Package prepared in accordance with the statement no.17 "Financial Statements and Related Disclosures and Footnotes to be Announced to Public" as regulated by Banking Regulation and Supervision Agency (BRSA), is comprised of the following sections:

1. Unconsolidated Financial Statements
2. General Information about the Bank
3. Accounting Policies
4. Financial Position and Results of Operations
5. Disclosures and Footnotes on Unconsolidated Interim Financial Statements
6. Other Disclosures and Footnotes
7. Independent Auditor's Report

The audited unconsolidated financial statements and related disclosures and footnotes are prepared in accordance with the "Regulation on Accounting Standards" and the related statements and in compliance with the financial records of our Bank. Unless stated otherwise, the accompanying unconsolidated financial statements are presented in TL billions as restated for the effects of inflation in equivalent purchasing power as of 31 December 2003.

ARS
12-31-03

Dr. A. Mahfi Eğilmez	S. Ergun Özen	Sema Yurdum	Aylin Aktürk/Aydın Şenel
Board of Directors Member Responsible of Internal Control System	General Manager	Executive Vice President	Senior Vice Presidents

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

1 Unconsolidated Financial Statements

1.1 Balance Sheet prepared as of 31 December 2003

Presented on pages 3 and 4.

1.2 Off-Balance Sheet Items prepared as of 31 December 2003

Presented on page 5.

1.3 Statement of Operations prepared for the year ended 31 December 2003

Presented on page 6.

1.4 Statement of Changes in Shareholders' Equity prepared for the year ended 31 December 2003

Presented on page 7.

1.5 Statement of Cash Flows prepared for the year ended 31 December 2003

Presented on page 8.

1.6 Statement of Profit Distribution prepared as of 31 December 2003

Presented on page 9.

Türkiye Garanti Bankası Anonim Şirketi
Balance Sheet
At 31 December 2003
(Billions of Turkish Lira as restated for the effects of inflation in equivalent purchasing power as of 31 December 2003)

	ASSETS	Footnotes	CURRENT PERIOD 31 December 2003			PRIOR PERIOD 31 December 2002		
			TL	FC	Total	TL	FC	Total
I.	**CASH AND BALANCES WITH THE CENTRAL BANK OF TURKEY**	**5.1.1**	**68,714**	**430,436**	**499,150**	**738,972**	**511,945**	**1,250,917**
1.1	Cash in TL		36,599	-	36,599	32,429	-	32,429
1.2	Cash in foreign currency		-	122,824	122,824	-	152,838	152,838
1.3	Balances with the Central Bank of Turkey		32,054	306,437	338,491	706,515	342,087	1,048,602
1.4	Other		61	1,175	1,236	28	17,020	17,048
II.	**TRADING SECURITIES (Net)**	**5.1.2**	**45,723**	**771,351**	**817,074**	**351,124**	**1,212,058**	**1,563,182**
2.1	Public sector debt securities		45,723	770,774	816,497	351,124	1,091,622	1,442,746
2.1.1	Government bonds		44,844	769,931	814,775	301,422	901,072	1,202,494
2.1.2	Treasury bills		879	-	879	49,702	181,682	231,384
2.1.3	Other		-	843	843	-	8,868	8,868
2.2	Share certificates		-	-	-	-	-	-
2.3	Other securities		-	577	577	-	120,436	120,436
III.	**BANKS AND OTHER FINANCIAL INSTITUTIONS**	**5.1.3**	**21,865**	**289,643**	**311,508**	**171,822**	**554,728**	**726,550**
3.1	Banks		21,865	289,643	311,508	171,822	554,728	726,550
3.1.1	Domestic banks		19,255	21,200	40,455	20,939	65,929	86,868
3.1.2	Foreign banks		2,610	268,443	271,053	150,883	488,799	639,682
3.2	Other financial institutions		-	-	-	-	-	-
IV.	**INTERBANK MONEY MARKET**		-	-	-	-	-	-
4.1	Interbank money market placements		-	-	-	-	-	-
4.2	Istanbul Stock Exchange money market placements		-	-	-	-	-	-
4.3	Receivables from reverse repurchase agreements	**5.1.4**	-	-	-	-	-	-
V.	**INVESTMENT SECURITIES AVAILABLE FOR SALE (Net)**	**5.1.5**	**1,848,032**	**2,324,810**	**4,172,842**	**80,773**	**1,150,840**	**1,231,613**
5.1	Share certificates		51,179	-	51,179	24,575	-	24,575
5.2	Other securities		1,796,853	2,324,810	4,121,663	56,198	1,150,840	1,207,038
VI.	**LOANS**	**5.1.6**	**2,606,970**	**4,263,853**	**6,870,823**	**1,841,984**	**4,605,616**	**6,447,600**
6.1	Short term		2,412,819	1,694,349	4,107,168	1,498,551	1,628,180	3,126,731
6.2	Medium and long term		35,922	2,569,504	2,605,426	63,775	2,977,436	3,041,211
6.3	Loans under follow-up		302,874	-	302,874	409,675	-	409,675
6.4	Specific provisions (-)		(144,645)	-	(144,645)	(130,017)	-	(130,017)
VII.	**FACTORING RECEIVABLES**	**5.1.7**	-	-	-	-	-	-
VIII.	**INVESTMENT SECURITIES HELD TO MATURITY (Net)**	**5.1.8**	**887,024**	**3,651,952**	**4,538,976**	**1,652,706**	**4,060,575**	**5,713,281**
8.1	Public sector debt securities		887,024	3,608,470	4,495,494	1,652,706	3,975,610	5,628,316
8.1.1	Government bonds		887,024	3,464,194	4,351,218	1,582,170	3,975,610	5,557,780
8.1.2	Treasury bills		-	-	-	70,536	-	70,536
8.1.3	Other		-	144,276	144,276	-	-	-
8.2	Other securities		-	43,482	43,482	-	84,965	84,965
IX.	**INVESTMENTS IN ASSOCIATES (Net)**	**5.1.9**	**277,677**	**4,421**	**282,098**	**247,467**	**5,779**	**253,246**
9.1	Financial investments in associates		-	4,421	4,421	10,692	5,779	16,471
9.2	Non-Financial investments in associates		277,677	-	277,677	236,775	-	236,775
X.	**INVESTMENTS IN SUBSIDIARIES (Net)**	**5.1.10**	**1,001,411**	**284,820**	**1,286,231**	**825,042**	**290,955**	**1,115,997**
10.1	Financial investments in subsidiaries		203,052	284,820	487,872	185,001	290,955	475,956
10.2	Non-Financial investments in subsidiaries		798,359	-	798,359	640,041	-	640,041
XI.	**OTHER INVESTMENTS (Net)**	**5.1.11**	-	-	-	-	-	-
XII.	**FINANCIAL LEASE RECEIVABLES (Net)**	**5.1.12**	-	-	-	-	-	-
12.1	Gross financial lease receivables		-	-	-	-	-	-
12.2	Unearned income (-)		-	-	-	-	-	-
XIII.	**RESERVE DEPOSITS**		**259,643**	**851,211**	**1,110,854**	**192,969**	**908,348**	**1,101,317**
XIV.	**MISCELLANEOUS RECEIVABLES**	**5.1.13**	**107,741**	**4,211**	**111,952**	**5,969**	**38,017**	**43,986**
XV.	**ACCRUED INTEREST AND INCOME**	**5.1.14**	**228,187**	**439,865**	**668,052**	**202,258**	**753,668**	**955,926**
15.1	Loans		48,047	130,874	178,921	42,788	217,758	260,546
15.2	Securities		156,650	304,272	460,922	129,384	533,257	662,641
15.3	Other		23,490	4,719	28,209	30,086	2,653	32,739
XVI.	**TANGIBLE ASSETS (Net)**	**5.1.15**	**1,270,257**	**1,811**	**1,272,068**	**1,361,544**	**3,701**	**1,365,245**
16.1	Cost		1,886,971	5,255	1,892,226	1,977,283	8,840	1,986,123
16.2	Accumulated Depreciation (-)		(616,714)	(3,444)	(620,158)	(615,739)	(5,139)	(620,878)
XVII.	**INTANGIBLE ASSETS (Net)**	**5.1.16**	**25,940**	-	**25,940**	**31,238**	-	**31,238**
17.1	Goodwill		-	-	-	-	-	-
17.2	Other		60,249	-	60,249	91,923	-	91,923
17.3	Accumulated Amortisation (-)		(34,309)	-	(34,309)	(60,685)	-	(60,685)
XVIII	**OTHER ASSETS**	**5.1.17**	**413,340**	**10,743**	**424,083**	**470,666**	**19,854**	**490,520**
	TOTAL ASSETS		**9,062,524**	**13,329,127**	**22,391,651**	**8,174,534**	**14,116,084**	**22,290,618**

Türkiye Garanti Bankası Anonim Şirketi
Balance Sheet
At 31 December 2003
(Billions of Turkish Lira as restated for the effects of inflation in equivalent purchasing power as of 31 December 2003)

	LIABILITIES AND EQUITY	Footnotes	CURRENT PERIOD 31 December 2003			PRIOR PERIOD 31 December 2002		
			TL	FC	Total	TL	FC	Total
I.	**DEPOSITS**	**5.2.1**	**5,736,462**	**8,664,278**	**14,400,740**	**4,809,132**	**10,189,565**	**14,998,697**
1.1	Bank deposits		369,278	281,232	650,510	86,502	339,892	426,394
1.2	Saving deposits		2,922,877	-	2,922,877	2,244,881	-	2,244,881
1.3	Public sector deposits		7,603	-	7,603	6,026	-	6,026
1.4	Commercial deposits		2,207,214	-	2,207,214	2,320,588	-	2,320,588
1.5	Other institutions deposits		229,490	-	229,490	151,135	-	151,135
1.6	Foreign currency deposits		-	8,368,932	8,368,932	-	9,804,684	9,804,684
1.7	Precious metals vault accounts		-	14,114	14,114	-	44,989	44,989
II.	**INTERBANK MONEY MARKET**		**180,924**	**1,538,116**	**1,719,040**	**309,389**	**950,223**	**1,259,612**
2.1	Interbank money market takings		-	-	-	-	36,433	36,433
2.2	Istanbul Stock Exchange money market takings		105,000	-	105,000	-	-	-
2.3	Funds provided under repurchase agreements	5.2.2	75,924	1,538,116	1,614,040	309,389	913,790	1,223,179
III.	**FUNDS BORROWED**	**5.2.3**	**94,097**	**2,797,611**	**2,891,708**	**235,209**	**2,681,913**	**2,917,122**
3.1	Funds borrowed from the Central Bank of Turkey		-	-	-	-	-	-
3.2	Other funds borrowed		94,097	2,797,611	2,891,708	235,209	2,681,913	2,917,122
3.2.1	Domestic banks and institutions		94,097	78,986	173,083	235,209	47,033	282,242
3.2.2	Foreign banks, institutions and funds		-	2,718,625	2,718,625	-	2,634,880	2,634,880
IV.	**SECURITIES ISSUED (Net)**	**5.2.4**	-	-	-	-	-	-
4.1	Bills		-	-	-	-	-	-
4.2	Asset backed securities		-	-	-	-	-	-
4.3	Bonds		-	-	-	-	-	-
V.	**FUNDS**	**5.2.5**	-	-	-	-	-	-
VI.	**MISCELLANEOUS PAYABLES**	**5.2.6**	**44,776**	**3,843**	**48,619**	**49,199**	**4,210**	**53,409**
VII.	**OTHER EXTERNAL RESOURCES PAYABLE**	**5.2.7**	**84,770**	**400,843**	**485,613**	**139,389**	**519,285**	**658,674**
VIII.	**TAXES AND OTHER DUTIES PAYABLE**	**5.2.8**	**39,041**	**35**	**39,076**	**38,142**	**46**	**38,188**
IX.	**FACTORING PAYABLES**	**5.2.9**	-	-	-	-	-	-
X.	**FINANCIAL LEASE PAYABLES (Net)**	**5.2.10**	**3**	**19,735**	**19,738**	**785**	**10,754**	**11,539**
10.1	Financial lease payables		7	23,321	23,328	785	10,754	11,539
10.2	Deferred financial lease expenses (-)		(4)	(3,586)	(3,590)	-	-	-
XI.	**ACCRUED INTEREST AND EXPENSES**	**5.2.11**	**124,518**	**112,831**	**237,349**	**158,046**	**55,571**	**213,617**
11.1	Deposits		113,417	18,946	132,363	137,260	20,866	158,126
11.2	Borrowings		7,635	19,360	26,995	12,147	15,114	27,261
11.3	Repurchase agreements		67	6,093	6,160	402	778	1,180
11.4	Other		3,399	68,432	71,831	8,237	18,813	27,050
XII.	**PROVISIONS**	**5.2.12**	**92,993**	**5,988**	**98,981**	**221,870**	**5,533**	**227,403**
12.1	General provisions		45,144	1,906	47,050	37,657	2,459	40,116
12.2	Reserve for employee termination benefits		11,570	-	11,570	12,044	-	12,044
12.3	Provisions for income taxes		1,488	-	1,488	1,695	-	1,695
12.4	Other provisions		34,791	4,082	38,873	170,474	3,074	173,548
XIII.	**SUBORDINATED LOANS**	**5.2.13**	-	-	-	-	-	-
XIV.	**SHAREHOLDERS' EQUITY**	**5.2.14**	**2,291,242**	**159,545**	**2,450,787**	**1,897,842**	**14,515**	**1,912,357**
14.1	Paid-in capital		822,038	-	822,038	791,748	-	791,748
14.2	Supplementary capital		1,057,833	159,545	1,217,378	965,540	14,515	980,055
14.2.1	Share premium		-	-	-	-	-	-
14.2.2	Share cancellation profits		-	-	-	-	-	-
14.2.3	Securities value increase fund		71,145	159,545	230,690	1,648	14,515	16,163
14.2.4	Revaluation fund		23,711	-	23,711	2,169	-	2,169
14.2.5	Revaluation surplus		3,645	-	3,645	2,465	-	2,465
14.2.6	Capital reserves from inflation adjustments to paid-in capital		959,332	-	959,332	959,258	-	959,258
14.3	Profit reserves		-	-	-	321	-	321
14.3.1	Legal reserves		-	-	-	-	-	-
14.3.2	Status reserves		-	-	-	-	-	-
14.3.3	Extraordinary reserves		-	-	-	-	-	-
14.3.4	Other profit reserves		-	-	-	321	-	321
14.4	Profit or loss		411,371	-	411,371	140,233	-	140,233
14.4.1	Prior periods income/loss		109,869	-	109,869	-	-	-
14.4.2	Current period income/loss		301,502	-	301,502	140,233	-	140,233
	TOTAL LIABILITIES AND EQUITY		**8,688,826**	**13,702,825**	**22,391,651**	**7,859,003**	**14,431,615**	**22,290,618**

Türkiye Garanti Bankası Anonim Şirketi

Off-Balance Sheet Items

At 31 December 2003

(Billions of Turkish Lira as restated for the effects of
inflation in equivalent purchasing power as of 31 December 2003)

OFF-BALANCE SHEET ITEMS	Footnotes	CURRENT PERIOD 31 December 2003			PRIOR PERIOD 31 December 2002		
		TL	FC	Total	TL	FC	Total
A. OFF-BALANCE SHEET COMMITMENTS AND CONTINGENCIES (I+II+III)		6,654,981	11,384,952	18,039,933	3,955,265	7,984,827	11,940,092
I. GUARANTEES	5.4.1	1,240,248	3,905,208	5,145,456	1,008,043	4,387,436	5,395,479
1.1. Letters of guarantee		1,240,248	2,304,996	3,545,244	1,008,043	2,810,028	3,818,071
1.1.1. Guatantees subject to State Tender Law		1,240,248	-	1,240,248	1,008,043	-	1,008,043
1.1.2. Guarantees given for foreign trade operations		-	2,304,996	2,304,996	-	2,810,028	2,810,028
1.1.3. Other letters of guarantee		-	-	-	-	-	-
1.2. Bank acceptances		-	521,537	521,537	-	456,904	456,904
1.2.1. Import letter of acceptance		-	521,537	521,537	-	456,904	456,904
1.2.2. Other bank acceptances		-	-	-	-	-	-
1.3. Letters of credit		-	1,058,793	1,058,793	-	1,082,658	1,082,658
1.3.1. Documentary letters of credit		-	1,058,793	1,058,793	-	1,082,658	1,082,658
1.3.2. Other letters of credit		-	-	-	-	-	-
1.4. Prefinancing given as guarantee		-	19,882	19,882	-	23,273	23,273
1.5. Endorsements		-	-	-	-	-	-
1.5.1. Endorsements to the Central Bank of Turkey		-	-	-	-	-	-
1.5.2. Other endorsements		-	-	-	-	-	-
1.6. Securities issue purchase guatantees		-	-	-	-	-	-
1.7. Other guarantees		-	-	-	-	-	-
1.8. Other collaterals		-	-	-	-	14,573	14,573
II. COMMITMENTS	5.4.2	5,249,589	1,070,017	6,319,606	2,898,796	7,407	2,906,203
2.1. Irrevocable commitments		5,249,589	1,070,017	6,319,606	2,898,796	7,407	2,906,203
2.1.1. Asset purchase commitments		-	995,347	995,347	-	-	-
2.1.2. Deposit purchase and sales commitments		-	-	-	-	-	-
2.1.3. Share capital commitment to associates and subsidiaries		29,152	565	29,717	51,820	729	52,549
2.1.4. Loan granting commitments		700,531	-	700,531	-	-	-
2.1.5. Securities issue brokerage commitments		-	-	-	-	-	-
2.1.6. Commitments for reserve deposit requirements		-	-	-	-	-	-
2.1.7. Commitments for credit card limits		4,510,336	-	4,510,336	2,833,146	-	2,833,146
2.1.8. Other irrevocable commitments		9,570	74,105	83,675	13,830	6,678	20,508
2.2. Revocable commitments		-	-	-	-	-	-
2.2.1. Revocable loan granting commitments		-	-	-	-	-	-
2.2.2. Other revocable commitments		-	-	-	-	-	-
III. DERIVATIVE FINANCIAL INSTRUMENTS	5.4.3	165,144	6,409,727	6,574,871	48,426	3,589,984	3,638,410
3.1. Forward foreign currency buy/sell transactions		74,291	349,846	424,137	44,322	3,141,648	3,185,970
3.1.1. Forward foreign currency transactions-buy		37,421	174,030	211,451	21,266	1,591,939	1,613,205
3.1.2. Forward foreign currency transactions-sell		36,870	175,816	212,686	23,056	1,549,709	1,572,765
3.2. Swap transactions related to foreign currency and interest rates		53,500	5,630,592	5,684,092	4,104	352,354	356,458
3.2.1. Foreign currency swap-buy		990	2,885,340	2,886,330	191	178,362	178,553
3.2.2. Foreign currency swap-sell		52,510	2,745,252	2,797,762	3,913	173,992	177,905
3.2.3. Interest rate swaps-buy		-	-	-	-	-	-
3.2.4. Interest rate swaps-sell		-	-	-	-	-	-
3.3. Foreign currency and interest rate options		37,353	259,849	297,202	-	-	-
3.3.1. Foreign currency options-buy		31,500	5,689	37,189	-	-	-
3.3.2. Foreign currency options-sell		5,853	28,240	34,093	-	-	-
3.3.3. Interest rate options-buy		-	141,200	141,200	-	-	-
3.3.4. Interest rate options-sell		-	84,720	84,720	-	-	-
3.4. Foreign currency futures		-	169,440	169,440	-	-	-
3.4.1. Foreign currency futures-buy		-	84,720	84,720	-	-	-
3.4.2. Foreign currency futures-sell		-	84,720	84,720	-	-	-
3.5. Interest rate futures		-	-	-	-	-	-
3.5.1. Interest rate futures-buy		-	-	-	-	-	-
3.5.2. Interest rate futures-sell		-	-	-	-	-	-
3.6. Other		-	-	-	-	95,982	95,982
B. CUSTODY AND PLEDGED ITEMS (IV+V)	5.4.4	22,435,458	36,570,148	59,005,606	13,662,808	18,429,387	32,092,195
IV. ITEMS HELD IN CUSTODY		10,044,039	2,665,481	12,709,520	6,059,988	2,345,575	8,405,563
4.1. Customers' securities held		382	1,373	1,755	435	1,533	1,968
4.2. Investment securities held in custody		8,803,894	2,341,187	11,145,081	5,185,170	1,693,901	6,879,071
4.3. Checks received for collection		1,010,121	138,038	1,148,159	768,464	66,690	835,154
4.4. Commercial notes received for collection		147,336	160,475	307,811	99,710	550,571	650,281
4.5. Other assets received for collection		236	1,504	1,740	269	2,021	2,290
4.6. Assets received for public offering		-	3	3	-	-	-
4.7. Other items under custody		82,070	22,901	104,971	5,940	30,859	36,799
4.8. Custodians		-	-	-	-	-	-
V. PLEDGED ITEMS		12,391,419	33,904,667	46,296,086	7,602,820	16,083,812	23,686,632
5.1. Securities		208,804	68	208,872	57,803	36,697	94,500
5.2. Guarantee notes		1,200,424	2,814,802	4,015,226	1,113,079	3,572,362	4,685,441
5.3. Commodity		2,473	-	2,473	3,357	-	3,357
5.4. Warranty		-	-	-	-	-	-
5.5. Immovables		1,929,154	1,510,237	3,439,391	3,533,929	1,285,603	4,819,532
5.6. Other pledged items		9,050,394	29,573,603	38,623,997	2,894,458	11,189,150	14,083,608
5.7. Pledged items-depository		170	5,957	6,127	194	-	194
TOTAL OFF-BALANCE SHEET ITEMS (A+B)		29,090,439	47,955,100	77,045,539	17,618,073	26,414,214	44,032,287

Türkiye Garanti Bankası Anonim Şirketi

Statement of Operations

For the year ended 31 December 2003

(Billions of Turkish Lira as resatated for the effects of
inflation in equivalent purchasing power as of 31 December 2003)

	INCOME AND EXPENSE ITEMS	Footnotes	CURRENT PERIOD 2003	PRIOR PERIOD 2002
I.	**INTEREST INCOME**	**5.3.1**	**2,100,783**	**3,474,337**
1.1	Interest on loans		1,074,080	1,097,647
1.1.1	Interest on TL loans		787,152	764,842
1.1.1.1	Short term loans		778,044	727,658
1.1.1.2	Medium and long term loans		9,108	37,184
1.1.2	Interest on foreign currency loans		272,434	327,337
1.1.2.1	Short term loans		101,648	159,631
1.1.2.2	Medium and long term loans		170,786	167,706
1.1.3	Interest on loans under follow-up		14,494	5,468
1.1.4	Premiums received from Resource Utilisation Support Fund		-	-
1.2	Interest received from reserve deposits		64,039	65,340
1.3	Interest received from banks		26,151	169,125
1.3.1	The Central Bank of Turkey		6,497	8,894
1.3.2	Domestic banks		4,093	35,462
1.3.3	Foreign banks		15,561	124,769
1.4	Interest received from money market transactions		8,601	123,466
1.5	Interest received from marketable securities portfolio		885,838	1,962,996
1.5.1	Trading securities		23,195	516,246
1.5.2	Available-for-sale securities		368,209	47,647
1.5.3	Held to maturity securities		494,434	1,399,103
1.6	Other interest income		42,074	55,763
II.	**INTEREST EXPENSE**	**5.3.2**	**(2,044,633)**	**(2,705,087)**
2.1	Interest on deposits		(1,694,200)	(2,296,394)
2.1.1	Bank deposits		(91,103)	(148,572)
2.1.2	Saving deposits		(954,641)	(1,177,954)
2.1.3	Public sector deposits		(425)	(1,839)
2.1.4	Commercial deposits		(370,950)	(677,676)
2.1.5	Other institutions deposits		(28,166)	(33,267)
2.1.6	Foreign currency deposits		(248,900)	(257,024)
2.1.7	Precious metals vault accounts		(15)	(62)
2.2	Interest on money market transactions		(203,438)	(6,823)
2.3	Interest on funds borrowed		(145,545)	(394,853)
2.3.1	The Central Bank of Turkey		-	-
2.3.2	Domestic banks		(59,275)	(52,177)
2.3.3	Foreign banks		(86,270)	(342,676)
2.3.4	Other financial institutions		-	-
2.4	Interest on securities issued		-	-
2.5	Other interest expense		(1,450)	(7,017)
III.	**NET INTEREST INCOME (I - II)**		**56,150**	**769,250**
IV.	**NET FEES AND COMMISSIONS INCOME**		**358,876**	**318,036**
4.1	Fees and commissions received		567,596	541,362
4.1.1	Cash loans		38,103	87,868
4.1.2	Non-cash loans		54,863	61,113
4.1.3	Other		474,630	392,381
4.2	Fees and commissions paid		(208,720)	(223,326)
4.2.1	Cash loans		(12,921)	(11,894)
4.2.2	Non-cash loans		(359)	(561)
4.2.3	Other		(195,440)	(210,871)
V.	**DIVIDEND INCOME**		**54**	**3,325**
5.1	Trading securities		-	-
5.2	Available-for-sale securities		54	3,325
VI.	**NET TRADING INCOME/LOSS**		**712,932**	**(24,274)**
6.1	Profit/losses on trading account securities (Net)		557,931	345,471
6.2	Foreign exchange gains/losses (Net)		155,001	(369,745)
VII.	**PROFIT/LOSS FROM "HELD TO MATURITY" SECURITIES**	**5.3.3**	-	-
VIII.	**OTHER OPERATING INCOME**	**5.3.4**	**116,239**	**72,002**
IX.	**TOTAL OPERATING PROFIT (III+IV+V+VI+VII+VIII)**		**1,244,251**	**1,138,339**
X.	**PROVISION FOR LOAN LOSSES OR OTHER RECEIVABLES (-)**	**5.3.5**	**(128,010)**	**(192,054)**
XI.	**OTHER OPERATING EXPENSES (-)**	**5.3.6**	**(865,800)**	**(827,735)**
XII.	**NET OPERATING PROFIT/LOSS (IX-X-XI)**		**250,441**	**118,550**
XIII.	**INCOME/LOSSES FROM ASSOCIATES AND SUBSIDIARIES**	**5.3.7**	**23,676**	**64,048**
XIV.	**GAIN/LOSS ON NET MONETARY POSITION**		**47,885**	**(29,275)**
XV.	**PROFIT/LOSS BEFORE TAXES (XII+XIII+XIV)**		**322,002**	**153,323**
XVI.	**PROVISION FOR TAXES ON INCOME (-)**		**(20,500)**	**(13,090)**
XVII.	**NET OPERATING PROFIT/LOSS AFTER TAXES (XV-XVI)**		**301,502**	**140,233**
XVIII.	**EXTRAORDINARY INCOME/EXPENSE AFTER TAXES**	**5.3.8**	-	-
18.1	Extraordinary net income/expense before taxes		-	-
18.1.1	Extraordinary income		-	-
18.1.2	Extraordinary expense (-)		-	-
18.2	Provision for taxes on extraordinary income		-	-
XIX.	**NET PROFIT/LOSS (XVII+XVIII)**	**5.3.9**	**301,502**	**140,233**
	EARNINGS PER SHARE (full TL amount per TL'000 face value each)		**367**	**177**

kiye Garanti Bankası Anonim Şirketi

ement of Changes in Shareholders' Equity

ıe Year Ended 31 December 2003

ns of Turkish Lira as restated for the effects of
on in equivalent purchasing power as of 31 December 2003)

TATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY	Footnotes	Paid-In Capital	Capital reserves from Inflation Adjustments to Paid-In Capital	*Share Premium*	Share *Cancellation Profits*	Legal Reserves	Status Reserves	Extraordinary Reserves	Other Reserves	*Current* Period Profit/(Loss)	*Prior* Period Profit/(Loss)	Revaluation Fund	Revaluation Surplus	Securities Value Increase Fund	Total
RIOR PERIOD - 2002															
lances at beginning of period		750,000	2,128,215	-	-	286,450	-	-	48,414	-	(1,462,068)	2,169	-	-	1,753,180
fect of prior period adjustments on the ening balance sheet	5.5.7		(1,179,950)			(286,450)			(48,414)		1,514,814				-
reign exchange differences		-	(5)	-	-	-	-	-	321	-		-	-	-	316
t profit for the period		-	-	-	-	-	-	-	-	140,233	-	-	-	-	140,233
vidends		-	-	-	-	-	-	-	-	-	-	-	-	-	-
ansfers to legal reserves		-	-	-	-		-		-	-		-	-	16,163	16,163
onvertible bonds		-	-	-	-	-	-	-	-	-	-	-	-	-	-
suance of share certificates		41,748	10,998	-	-	-	-		-	-	(52,746)	-	-	-	-
evaluation increment		-	-	-	-	-	-	-	-	-	-		2,465		2,465
alances at end of period		791,748	959,258	-	-	-	-	-	321	140,233	-	2,169	2,465	16,163	1,912,357
URRENT PERIOD - 2003															
alances at beginning of period		791,748	959,258	-	-	-	-	-	321	-	140,233	2,169	2,465	16,163	1,912,357
creases during the period															
Available-for-sale" securities	5.5.1.1	-	-	-	-	-	-	-	-	-	-	-	-	183,361	183,361
et fair value gains/losses		-	-	-	-	-	-	-	-	-	-	-	-	183,361	183,361
vestments and associates		-	-	-	-	-	-	-	-	-	-	-	-	31,166	31,166
et fair value gains/losses		-	-	-	-	-	-	-	-	-	-	-	-	31,166	31,166
ash flow hedges	5.5.1.2	-	-	-	-	-	-	-	-	-	-	-	-	-	-
et fair value gains/losses		-	-	-	-	-	-	-	-	-	-	-	-	-	-
oreign exchange differences	5.5.1.3	-	-	-	-	-	-	-	(321)	-	-	-	-	-	(321)
ansfers															
Available-for-sale" securities		-	-	-	-	-	-	-	-	-	-	-	-	-	-
ansferred to net profit		-	-	-	-	-	-	-	-	-	-	-	-	-	-
ash flow hedges		-	-	-	-	-	-	-	-	-	-	-	-	-	-
ansferred to net profit		-	-	-	-	-	-	-	-	-	-	-	-	-	-
ansferred to net assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-
et profit for the period		-	-	-	-	-	-	-	-	301,502		-	-	-	301,502
ividends	5.5.3	-	-	-	-	-	-	-	-	-	-	-	-	-	-
ansfers to legal reserves	5.5.4	-	-	-	-	-	-	-	-	-	-	-	-	-	-
suance of share certificates	5.5.5	30,290	74	-	-	-	-	-	-	-	(30,364)	-	-	-	-
evaluation increment		-	-	-	-	-	-	-	-	-	-	21,542	1,180	-	22,722
alances at end of period		822,038	959,332	-	-	-	-	-	-	301,502	109,869	23,711	3,645	230,690	2,450,787

Türkiye Garanti Bankası Anonim Şirketi
Statement of Cash Flows
For the Year Ended 31 December 2003
(Billions of Turkish Lira as restated for the effects of
inflation in equivalent purchasing power as of 31 December 2003)

	STATEMENT OF CASH FLOWS	Footnotes	CURRENT PERIOD 2003	PRIOR PERIOD 2002
A.	CASH FLOWS FROM BANKING OPERATIONS			
1.1	**1.1. Operating profit before changes in operating assets and liabilities**		**742,750**	**756,818**
1.1.1	Interest received		2,388,657	3,429,368
1.1.2	Interest paid		(2,019,698)	(2,692,775)
1.1.3	Dividend received		23,730	67,373
1.1.4	Fees and commissions received		358,876	318,036
1.1.5	Other income		674,117	417,474
1.1.5	Collections from previously written off loans and other receivables		-	-
1.1.6	Payments to personnel and service suppliers		(754,322)	(712,005)
1.1.7	Taxes paid		-	-
1.1.8	Extaordinary items		-	-
1.1.9	Other	5.6.1	71,390	(70,653)
1.2	**Changes in operating assets and liabilities**		**(73,429)**	**2,940,282**
1.2.1	Net increase (decrease) in trading securities		746,108	1,169,315
1.2.2	Net increase (decrease) in due from banks and other financial institutions		1,881	2,859,368
1.2.3	Net increase (decrease) decrease in loans		(477,645)	(147,249)
1.2.4	Net increase (decrease) in other assets		(11,066)	761,160
1.2.5	Net increase (decrease) in bank deposits		224,116	(711,903)
1.2.6	Net increase (decrease) in other deposits		(822,073)	675,138
1.2.7	Net increase (decrease) in funds borrowed		434,014	(1,490,725)
1.2.8	Net increase (decrease) in matured payables		-	-
1.2.9	Net increase (decrease) in other liabilities	5.6.1	(168,764)	(174,822)
I.	**Net cash provided from banking operations**		**669,321**	**3,697,100**
B.	CASH FLOWS FROM INVESTING ACTIVITIES			
II.	**Net cash used in investing activities**		**(2,003,917)**	**(1,912,098)**
2.1	Cash paid for purchase of investments, associates and subsidiaries		(215,849)	(236,080)
2.2	Cash obtained from sale of investments, associates and subsidiaries		9,750	18,964
2.3	Fixed assets purchases		(117,892)	(436,305)
2.4	Fixed assets sales		82,184	111,917
2.5	Cash paid for purchase of investments available for sale		(2,936,415)	(1,236,683)
2.6	Cash obtained from sale of investments available for sale		-	-
2.7	Cash paid for purchase of investment securities		1,174,305	(133,911)
2.8	Cash obtained from sale of investment securities		-	-
2.9	Extraordinary items		-	-
2.10	Other		-	-
C.	CASH FLOWS FROM FINANCING ACTIVITIES			
III.	**Net cash used in financing activities**		**(1,203)**	**(2,784)**
3.1	Cash obtained from funds borrowed and securities issued		-	-
3.2	Cash used for repayment of funds borrowed and securities issued		-	-
3.3	Capital increase		-	-
3.4	Dividends paid		-	-
3.5	Payments for finance leases		(1,203)	(2,784)
3.6	Extraordinary items		-	-
3.7	Other	5.6.1	-	-
IV.	**Effect of change in foreign exchange rate on cash and cash equivalents**	5.6.1	**185,789**	**(362,270)**
V.	**Net increase (decrease) in cash and cash equivalents (I+II+III+IV)**		**(1,150,010)**	**1,419,948**
VI.	**Cash and cash equivalents at beginning of period**		**1,955,253**	**535,305**
VII.	**Cash and cash equivalents at end of period (V+VI)**	5.6.4	**805,243**	**1,955,253**

Türkiye Garanti Bankası Anonim Şirketi
Statement of Profit Distribution

At 31 December 2003
(Billions of Turkish Lira as restated for the effects of inflation in equivalent purchasing power as of 31 December 2002)

	PROFIT DISTRIBUTION	CURRENT PERIOD 2003	PRIOR PERIOD 2002
I.	**DISTRIBUTION OF CURRENT YEAR INCOME**		
1.1	CURRENT YEAR INCOME	322,002	153,323
1.2	TAXES AND DUTIES PAYABLE (-)	(20,500)	(13,090)
1.2.1	Corporate Tax (Income tax)	(20,500)	(13,090)
1.2.2	Income witholding tax		
1.2.3	Other taxes and duties		
A.	**NET INCOME FOR THE YEAR (-)**	301,502	140,233
1.3	PRIOR YEARS LOSSES (-)		
1.4	FIRST LEGAL RESERVES (-)		
1.5	OTHER STATUTORY RESERVES (-)		
B.	**NET INCOME AVAILABLE FOR DISTRIBUTION [(A-(++)]**		
1.6	FIRST DIVIDEND TO SHAREHOLDERS (-)		
1.6.1	To owners of ordinary shares		
1.6.2	To owners of privileged shares		
1.6.3	To owners of redeemed shares		
1.6.4	To profit sharing bonds		
1.6.5	To holders of profit and loss sharing certificates		
1.7	DIVIDENDS TO PERSONNEL (-)		
1.8	DIVIDENDS TO BOARD OF DIRECTORS (-)		
1.9	SECOND DIVIDEND TO SHAREHOLDERS (-)		
1.9.1	To owners of ordinary shares		
1.9.2	To owners of privileged shares		
1.9.3	To owners of redeeemed shares		
1.9.4	To profit sharing bonds		
1.9.5	To holders of profit and loss sharing certificates		
1.10	SECOND LEGAL RESERVES (-)		
1.11	STATUTORY RESERVES (-)		
1.12	GENERAL RESERVES		
1.13	OTHER RESERVES		
1.14	SPECIAL FUNDS		
II.	**DISTRIBUTION OF RESERVES**		
2.1	APPROPRIATED RESERVES		
2.2	SECOND LEGAL RESERVES (-)		
2.3	DIVIDENDS TO SHAREHOLDERS (-)		
2.3.1	To owners of ordinary shares		
2.3.2	To owners of privileged shares		
2.3.3	To owners of redeemed shares		
2.3.4	To profit sharing bonds		
2.3.5	To holders of profit and loss sharing certificates		
2.4	DIVIDENDS TO PERSONNEL (-)		
2.5	DIVIDENDS TO BOARD OF DIRECTORS (-)		
III.	**EARNINGS PER SHARE**		
3.1	TO OWNERS OF ORDINARY SHARES	367	177
3.2	TO OWNERS OF ORDINARY SHARES (%)	36.7%	17.7%
3.3	TO OWNERS OF PRIVILAGED SHARES		
3.4	TO OWNERS OF PRIVILAGED SHARES (%)		
IV.	**DIVIDEND PER SHARE**		
4.1	TO OWNERS OF ORDINARY SHARES		
4.2	TO OWNERS OF ORDINARY SHARES (%)		
4.3	TO OWNERS OF PRIVILAGED SHARES		
4.4	TO OWNERS OF PRIVILAGED SHARES (%)		

The profit distribution will be decided during the General Assembly.

(Billions of Turkish Lira as restated for the effects of inflation in equivalent of purchasing power as of 31 December 2003)

2 General Information about the Bank

2.1 Activities of the Bank

Türkiye Garanti Bankası Anonim Şirketi (the Bank) was established by the decree of Council of Ministers numbered 3/4010 dated 11 April 1946 and its "Articles of Association" was issued in the Official Gazette dated 25 April 1946. The Bank provides banking services through 309 domestic branches, two foreign branches and five representative offices abroad. The Bank's head office is located in Istanbul.

Activities of the Bank as stated at the third clause of its Articles of Association are as follows:

- All banking operations,
- Participating in, establishing, and trading the shares of enterprises at various sectors within the limits setforth by the Banking Law;
- Operating attorneyship, insurance agency, brokerage and freight businesses in relation with banking activities,
- Purchasing/selling debt securities, treasury bills, government bonds and other share certificates issued by official and private institutions,
- Developing economical and financial relations with foreign organizations,
- Dealing with all economic operations in compliance with the Banking Law.

The Bank's activities are not limited to those disclosed in that third clause, but whenever the Board of Directors deems any operations other than above stated beneficial to the Bank, it is suggested in general meeting, and launching the related project depends on the decision taken during the General Assembly which results the change in Articles of Association and on the approval of this decision by the Ministry of Industry and Commerce. Accordingly, the approved decision is added to the Articles of Association.

The Bank is not a specialized bank but deals with all kinds of banking activities. The main sources for lendings to customers are deposits. The Bank grants loans to companies operating in various sectors while aiming to maintain the required level of efficiency and profitability.

The Bank also grants non-cash loans to its customers; especially letters of guarantee, letters of credit and acceptance credits.

2.2 Holding company and group

Group of Companies under Doğuş Holding AŞ that currently owns 55.08% shares of the Bank, is named as the Doğuş Group (the Group).

Doğuş Group was established in 1951 as a construction and contracting firm. Today it is operating in a variety of businesses consisting of financial services, automotive, retail, food, tourism and service sectors with more than 16,000 employees.

The Group already operates partnerships and has distribution, management and franchise agreements with internationally recognized brand names, such as Volkswagen, Audi, Porsche, Seat, Scania, Jeeves, Armani, Gucci and CNBC.

In the construction sector, the Group has an important role in projects such as Araklı-İyidere, Çukurova, Sinop-Boyabat, Asilah-Tanger motorways, Yusufeli and Aslancık dams.

The Group has tourism investments such as Sheraton Voyager, Club Aldiana and Paradise Apart Otel and five marinas which are adjudicated by "build, operate and transfer model" such as Dalaman, Bodrum, Antalya.

The investments of the Group in the financial sector are; Türkiye Garanti Bankası AŞ, Garanti Bank International NV, Garanti Bank Moscow, Garanti Finansal Kiralama AŞ, Garanti Yatırım Menkul Kıymetler AŞ, Garanti Portföy Yönetimi AŞ, Garanti Sigorta AŞ, Garanti Emeklilik ve Hayat AŞ, Garanti Faktoring Hizmetleri AŞ, Garanti Ödeme Sistemleri AŞ, Garanti Gayrimenkul Yatırım Ortaklığı AŞ and Volkswagen Doğuş Tüketici Finansmanı AŞ.

3 Accounting policies

3.1 Disclosures on presentation principles

The Bank keeps its accounting records and prepares its financial statements and the related footnotes in accordance with accounting and valuation standards as described in Article 13 of "Accounting and Recording Rules" of the Turkish Banking Law no.4389, and "Regulation on Accounting Standards" published by the Banking Regulation and Supervision Agency (BRSA) which has been in effect since 1 October 2002.

The accompanying unconsolidated financial statements are prepared in accordance with the historical cost basis as adjusted for the effects of inflation on Turkish Lira based on the conversion factors derived from the Turkish countrywide wholesale price index published by the State Institute of Statistics at the balance sheet date except for trading securities, investment securities available for sale, investments, associates and subsidiaries quoted on the stock exchanges and assets held for resale which are presented on a fair value basis.

3.1.1 Additional paragraph for convenience translation to English

The differences between accounting principles, as described in the preceding paragraphs, and the accounting principles generally accepted in countries, in which the accompanying financial statements are to be distributed, and International Financial Reporting Standards ("IFRS"), may have significant influence on the accompanying financial statements. Accordingly, the accompanying financial statements are not intended to present the financial position and results of operations in accordance with the accounting principles generally accepted in such countries and IFRS.

3.2 Forwards, options and other derivative transactions

According to Article 1 of the "Regulation on Accounting Standards", Accounting Standard for Financial Instruments; forward purchases/sales, swaps, options and futures other than the hedging deals, are classified as trading transactions. Although, the trading transactions are required to be valued at their fair values, as there are no reliable forward market rates, as in prior periods, the forward contracts are valued on a straight-line accrual basis in the current period.

The spot legs of currency swap transactions are recorded on the balance sheet and the forward legs in the off-balance sheet accounts.

There are no derivative transactions separated from the main contracts or made for hedging purposes.

3.3 Netting of financial instruments

In cases where the fair values of trading securities, investment securities available-for-sale, securities quoted at the stock exchanges, associates and subsidiaries are under their carrying values, a provision for impairment is allocated, and the net value is shown on the balance sheet.

The Bank provides specific allowances for loan and other receivables in accordance with the Regulation on Identification of and Provision against Non-Performing Loans and Other Receivables. The allowances are recorded under "Loans" as negative balances on the assets side.

Otherwise, the financial assets and liabilities are netted off only for the cases legally applicable.

3.4 Interest income and expenses

Interest income and expenses are recorded on an accrual basis of accounting. Currency differences of foreign currency-indexed loans and securities are recorded under interest income if they are positive but under foreign exchange losses if negative. The interest income accruals on non-performing loans are not recognised as income until collection.

3.5 Fees and commissions

Fees and commissions received and paid, other fees and commissions paid to financial institutions, incomes derived from agreements and asset purchases from third parties are recognized as income only when collected.

3.6 Trading securities

Trading securities are valued at their fair values and gain/loss arising is recorded in the statement of operations. However, securities for which fair values could not be determined reliably are valued using discounting method with internal rate of return for the ones with a fixed maturity; and using valuation models or discounted cash flow techniques for the ones without a fixed maturity. Interest income derived from the trading securities are included in interest income, in case of sale before maturity, all the gain/losses are recorded under trading account income/loss.

3.7 Repurchase and resale agreements

Securities sold under repurchase agreements are recorded on the balance sheet since 1 February 2002 in accordance with the changes in the Uniform Chart of Accounts for Banks in compliance with the Letter issued by the BRSA, BDDK.DZM.2/13-1382. Accordingly, government bonds and treasury bills sold to customers under repurchase agreements are classified as "Investments Subject to Repurchase Agreements" and valued based on the Bank management's future intentions, either at market prices or using discounting method with internal rate of return. Funds received through repurchase agreements are classified separately under liability accounts and the related interest expenses are accounted on an accrual basis.

Securities purchased under resale agreements are classified under "Money Market Securities" separately. An income accrual is accounted for the positive difference between the purchase and resale prices earned during the period.

3.8 Investment securities held-to-maturity, investment securities available for sale and originated loans and receivables

Held-to-maturity securities are financial assets with fixed maturities and pre-determined payment schedules that the Bank has the intent and ability to hold until maturity, excluding originated loans and receivables.

Investment securities available-for-sale, are financial assets other than securities held for trading purposes, securities held-to-maturity and originated loans and receivables

Originated loan and receivables are financial assets raised by the Bank providing money, commodity and services to debtors.

Securities are recorded at their purchase costs including the transaction costs. Subsequently, the investment securities available-for-sale are valued at their fair values. However, securities for which fair values could not be determined reliably are valued using discounting method with internal rate of return for the ones with a fixed maturity; and using valuation models or discounted cash flow techniques for the ones without a fixed maturity. Unrecognised gain/losses derived from the difference between their fair value and the discounted values are recorded in "securities value increase fund" under the shareholders' equity. In case of sales, the realized gain/losses are recognized directly in the statement of operations. Held-to-maturity securities and originated loans are recorded using discounting method with internal rate of return after deducting impairments, if any.

There are no financial assets that are not allowed to be classified as investment securities held-to-maturity due to any violations in applications.

Interest earned on investment securities held-to-maturity are recognized as interest income.

Purchase and sale transactions of investment securities held-to-maturity are accounted at delivery dates.

Before the "Regulation on Accounting Standards" come into force, the Bank used to account for investment securities held-to-maturity in compliance with the "Uniform Chart of Accounts for Banks."

3.9 Originated loans and receivables and specific provisions

Originated loans and receivables are recorded at their purchase costs and valued using discounting method with internal rate of return in the subsequent periods.

The Bank provides allowances for non-performing loans that are deducted from the current period profit. The provisioning is provided by the Bank's management against potential losses that may arise in the future and based on the quality of the loan portfolio and potential risk factors including, economic and other related factors.

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

The Bank provides specific allowances for loans in Groups III, IV and V and general provision for other cash and non-cash loans in accordance with the Regulation on Identification of and Provision against Non-Performing Loans and Other Receivables as described in Paragraph 11 of Article 3 and Paragraph 12 of Article 11 of the Turkish Banking Law no.4389 as amended by Act No.4672 as published in the Official Gazette no.24448 dated 30 June 2001, and in accordance with the amendment to the above regulation as republished in the Official Gazette no.24657 dated 31 January 2002.

The allowances are released from the statement of operations through credit entries to "provision for loan losses or other receivables" for the current period allowances released, and credited to "other operating income" for the prior period allowances recovered.

3.10 Goodwill and other intangible assets

The Bank's intangible assets consist of pre-operating expenses.

The cost of the intangible assets are restated from the purchasing dates to the balance sheet date and amortised over the estimated useful lives on a straight-line basis.

Estimated useful lives of the Bank's intangible assets are 5-10 years, and amortisation rates are 10-20 %.

3.11 Tangible assets

The cost of the tangible assets is restated from the purchasing dates to the balance sheet date. The effects of revaluation made according to the related legislation, is reversed before restatements. The tangible assets are depreciated over their estimated useful lives on a straight-line basis from the date of their acquisition. For the cases where the restated values of the tangible assets are higher than their fair values, a provision for impairment is allocated for the excesses over the fair values in accordance with materiality and prudence principles.

Sale income/losses on the tangible assets are calculated as the difference between the net restated value and the net sales revenue and recorded in the statement of operations or under the shareholders equity for transfers to paid-in capital.

Maintenance and repair costs are recorded as expense.

There are no restrictions like pledges, mortgages or any other restriction on tangible assets.

In accounting estimates, there are no changes expected to be influential in the current or subsequent periods.

Depreciation rates and estimated useful lives are:

Tangible assets	Estimated useful lives (years)	Depreciation rates (%)
Buildings	50	2
Vault	20-50	2-5
Motor vehicles	5-7	15-20
Other tangible assets	4-20	5-25

(Billions of Turkish Lira as restated for the effects of inflation in equivalent of purchasing power as of 31 December 2003)

3.12 Leasing activities

The maximum period of leasing agreements is 4 years. Leased assets are recognized by recording an asset and liability. In determination of asset and liability amounts, the lower of the fair value of the leased asset and the present value of leasing payments is considered. Financial costs on leasing agreements are expanded in lease periods at a fixed interest rate.

Depreciation is calculated in compliance with the same principle as for the tangible assets.

In cases where impairments incur on leased assets or the expected future benefits of the assets are lower than their restated values, the book values of such leased assets are reduced to their net realizable values.

In operating leases, the rent payments are charged to the statement of operations in equal instalments.

3.13 Provisions and Contingencies

Provision requirements other than the specific and general provisions for loans and other receivables are assessed in compliance with the statement no.8 "Accounting Standard for Allowances, Contingent Liabilities and Assets" of the "Regulation on Accounting Standards".

A general provision was reserved in the current period against potential risks in the future.

3.14 Commitments for personnel rights

Personnel rights are accounted in compliance with the statement no.10, "Accounting Standard on Bank's Personnel Rights" of the "Regulation on Accounting Standards".

The reserve for employee termination benefits in the current period is calculated using the arithmetical average of the proportions of the last 5 years actual payments to total obligations, 10.27 %.

No provision is allocated in the accompanying financial statements for the Bank's Pension Fund (the Fund), "Türkiye Garanti Bankası Anonim Şirketi Memur ve Müstahdemleri Emekli ve Yardım Sandığı". There have not been any payments made by the Bank to this institution in order to cover its deficits. The Bank management believes that this institution is capable of meeting its liabilities without the Bank's support.

Actuary audit has been finalised in compliance with the statement no.10 of the "Regulation on Accounting Standards" for Retirement Trust Fund founded under Social Security Law no. 506, the temporary clause 20. According to actuary audit report, the actuary excess of the Fund amounted to TL 5,719 billion as of 31 December 2003.

3.15 Taxation

In case there is a taxable profit in the current period based on the results of the Bank's operations, necessary tax provisions are set aside in accordance with the corporate tax legislation.

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

Deferred tax assets and liabilities are recognized, using the liability method, on all taxable temporary differences arising between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes, except for differences not deductible for tax purposes and initial recognition of assets and liabilities which affect neither accounting nor taxable profit.

Corporate tax rate has decreased to 30%, by abolishing 10% fund share on corporate tax in accordance with the "Regulation on Amendments to Some Regulations" as described in temporary Article 1 of Act No.4842 as published in the Official Gazette dated 24 April 2003. The corporate tax liability is required to be paid in one instalment within the time frame of preparation of Annual Tax Return.

In accordance with the above change in tax legislation, starting from the second quarter of 2003, prepaid tax will be paid on the tax base calculated on the quarterly earnings of the companies at the rate of 30% as increased from 25%. These payments can be deducted from the annual corporate tax calculated for the whole year earnings.

3.16 Funds borrowed

The Bank generates funds from domestic and foreign sources. The funds from foreign sources are mainly in the form of syndications and securitizations. The funds received are recorded at their purchase costs and valuated by the discounting method with internal rate of return.

There are no convertible bonds or any other securities issued.

3.17 Paid-in capital and treasury stocks

Operation costs related to issue of share certificates are deducted from the shareholders' equity.

3.18 Acceptances

Acceptances are realized simultaneously with the customer payments and recorded in off-balance sheet accounts, if any.

3.19 Government incentives

As of 31 December 2003, the Bank does not have any government incentives or aids.

3.20 Segment reporting

This footnote will be prepared from 1 April 2004.

4 Financial position and results of operations

4.1 Strategy for financial instruments and foreign currency operations

4.1.1 Strategy for financial instruments

The liability side of the Bank's balance sheet is intensively composed of short-term deposits in parallel with the general trend in the banking sector. In addition to deposits, the Bank has access to longer-term borrowings via the foreign currency borrowings in abroad.

In order to manage the interest rate risk arising from short-term deposits, the Bank is keen on maintaining floating rate instruments such as government bonds with quarterly coupon payments and instruments like credit cards and consumer loans providing regular cash inflows.

The fundamental strategy to manage the liquidity risk is to expand the deposit base through customer-oriented banking philosophy, and to increase customer transactions and retention rates. The Bank's widespread and effective branch network, advantage of primary dealership and strong market share in the treasury and capital markets, are some of effective tools in the realisation of this strategy. For this purpose, serving customers new products and services continuously and reaching the customers satisfaction are very important.

Another influential factor in the management of the interest and liquidity risk on balance sheet, is product diversification both on asset and liability sides.

Exchange rate risk, interest rate risk and liquidity risk are controlled and measured by various risk management systems instantly, and the balance sheet is managed under the limits set by these systems and the limits legally required. Asset-liability management and value at risk models, stress tests and scenario analysis are used for this purpose.

Purchase and sale of short and long-term financial instruments are allowed within the pre-determined limits to generate risk-free return on capital.

The foreign currency position is controlled by the equilibrium of a currency basket to eliminate the foreign exchange risk.

4.1.2 Foreign currency operations

Foreign exchange gains and losses arising from foreign currency operations are recorded at transaction dates. At the end of the period, foreign currency assets and liabilities evaluated with the Bank's spot purchase rates and the differences are recorded as foreign exchange gain or loss.

In the currency conversion of the financial statements of the Bank's foreign branches, the Bank's spot purchase rates are used for balance sheet items and average foreign currency rates for statement of operations. All foreign currency differences arising from this convertion, are classified to profit reserves under the shareholders' equity.

Foreign currency differences arising from the conversion of foreign currency investments, associates and subsidiaries into Turkish Lira are posted to the statement of operations as foreign exchange gain/loss.

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

The Bank revalues the foreign currency-indexed government securities acquired at "Debt Swap" in 2001 by the discounting method with internal rate of return and fixes the foreign currency evaluations two days before the balance sheet date, as stated by The Ministry of State in charge of the Treasury, and records the evaluations to financial statements based on the ten days' average of Central Bank's foreign currency exchange rates before the balance sheet date.

4.2 Capital adequacy ratio

The Bank's unconsolidated capital adequacy ratio is 16.63 % as of 31 December 2003.

4.2.1 Risk measurement methods in calculation of capital adequacy ratio

Capital adequacy ratio is calculated within the scope of the "Regulation regarding Measurement and Assessment of Capital Adequacy Ratios of Banks" published in Official Gazette No.24657 dated 31 January 2002.

In calculation of capital adequacy ratio, the accounting records prepared in compliance with the current legislation are used.

The items deducted from the capital base are not included in the calculation of risk weighted assets. In calculation of risk weighted assets, impairments, depreciation and amortisation, and provisions are considered as deduction items.

In the calculation of their risk-based values, non-cash loans are weighted after netting with specific provisions that are classified under liabilities and calculated based on the "Regulation on Identification of and Provision against Non-Performing Loans and Other Receivables". The net amounts are then multiplied by the rates stated in the Article 21, paragraph (1) of "Regulation on Foundation and Operations of Banks".

The derivative financial instruments, in the calculation of their risk based values, are weighted and classified according to the related risk groups after multiplied by the rates stated in the Article 21, paragraph (2) of "Regulation on Foundation and Operations of Banks".

(Billions of Turkish Lira as restated for the effects of inflation in equivalent of purchasing power as of 31 December 2003)

4.2.2 Capital adequacy ratio

	Risk Weights			
	0%	*20%*	*50%*	*100%*
Risk Weighted Assets, Liabilities, Off-Balance Sheet Items				
Balance Sheet Items (Net)	**5,164,718**	**237,023**	**544,607**	**8,007,967**
Cash on Hand	159,484	1,175	-	-
Banks	338,491	233,863	-	77,645
Interbank Money Market Placements	-	-	-	-
Receivables from Reverse Repurchase Agreements	-	-	-	-
Reserve Deposits	1,110,854	-	-	-
Special Purpose Financial Institutions	-	-	-	-
Loans	1,008,527	1,038	509,010	5,194,019
Loans under Follow-Up (Net)	-	-	-	158,229
Investments in Associates and Subsidiaries	-	-	-	1,076,036
Miscellaneous Receivables	62	-	-	111,890
Investment Securities Held to Maturity (Net)	2,127,652	-	-	-
Advances for Assets Acquired under Financial Lease	-	-	-	-
Financial Lease Receivables	-	-	-	-
Leased Assets (Net)	-	-	-	-
Tangible Assets (Net)	-	-	-	1,234,324
Accrued Interest and Income	82,340	947	35,597	134,565
Other Assets	337,308	-	-	21,259
Off-Balance Sheet Items	**380,083**	**1,680,262**	**2,380,786**	**220,076**
Guarantees	380,083	1,656,489	523,698	219,476
Commitments	-	-	1,857,088	-
Other Off Balance Sheet-Items	-	-	-	-
Derivative Financial Instruments	-	23,773	-	600
Total Risk Weighted Assets	**5,544,801**	**1,917,285**	**2,925,393**	**8,228,043**

4.2.3 Summary on capital adequacy ratio

	Risk Weights	
	Current Period	**Prior Period**
Total Risk Weighted Assets (1)	11,478,497	10,609,150
Shareholders' Equity	1,909,344	1,348,046
Shareholders' Equity/Total Risk Weighted Assets (CAR (%))	16.63	12.71

(1) "Value at Risk" in the amount of TL 1,404,300 billion (2002: TL 1,205,590 billion) is included in "Total Risk Weighted Assets" in the current period.

(Billions of Turkish Lira as restated for the effects of inflation in equivalent of purchasing power as of 31 December 2003)

4.2.4 Components of shareholders' equity items

	Current Period	Prior Period
CORE CAPITAL		
Paid-in Capital	822,038	791,748
Nominal Capital	822,038	791,748
Capital Commitments (-)	-	-
Share Premium and Cancellation Profit	-	-
Legal Reserves	959,332	959,258
I. Legal Reserve (Turkish Commercial Code 466/1)	-	-
II. Legal Reserve (Turkish Commercial Code 466/2)	-	-
Capital Reserves From Inflation Adjustments to Paid-in Capital	959,332	959,258
Status Reserves	-	-
Extraordinary Reserves	-	-
Reserve Allocated at the General Assembly	-	-
Retained Earnings	-	-
Accumulated Losses	-	-
Profit Reserves	-	321
Profit	411,371	140,233
Current Period Profit	301,502	140,233
Prior Period Profit	109,869	-
Loss (-)	-	-
Current Period Loss	-	-
Prior Period Loss	-	-
Total Core Capital	**2,192,741**	**1,891,560**
SUPPLEMENTARY CAPITAL		
Revaluation Fund	23,711	2,169
Movables	-	-
Immovables	2,169	2,169
Income on Sale of Equity Shares and Realestates	21,542	-
Revaluation Fund on Leasehold Improvements	-	-
Revaluation Surplus	3,645	2,465
Foreign Currency Exchange Differences	-	-
General Provisions	47,050	40,116
Provision for Possible Losses	33,000	22,789
Subordinated Loans	-	-
Securities Value Increase Fund	230,690	16,163
Associates and Subsidiaries	31,166	-
Investments Available for Sale	199,524	16,163
Securities Held for Structural Position	-	-
Total Supplemantary Capital	**338,096**	**83,702**
TIER III CAPITAL		
CAPITAL	**2,530,837**	**1,975,262**
DEDUCTIONS FROM CAPITAL	**621,493**	**627,216**
Investments in Entities Operating in Financial Sectors like Money Markets, Capital Markets, Insurance under the related Special Laws	492,293	505,460
Leasehold Improvements	37,744	32,863
Pre-Operating Costs	25,940	31,238
Prepaid Expenses	65,516	57,655
Negative Difference between the Fair Values and the Carrying Values of Investments, Associates, Subsidiaries, Other Investments, Property and Equipment	-	-
Subordinated Loans Granted to Banks Operating in Turkey	-	-
Goodwill (Net)	-	-
Capitalised Expenses	-	-
TOTAL SHAREHOLDERS' EQUITY	**1,909,344**	**1,348,046**

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

4.3 Credit risk

Credit risk means risks and losses that may occur if the counterparty fails to comply with the agreement's requirements and cannot perform its obligations partially or completely on the terms set. In compliance with the legislation, the credit limits are set for the financial position and credit requirements of customers within the authorization limits assigned for Branches, Lending Departments, Executive Vice President responsible of Lending, General Manager, Credit Committee and Board of Directors. The limits are subject to revision if necessary.

The debtors or group of debtors are subject to credit risk limits. Sectoral risk concentrations are reviewed on a monthly basis.

Credit worthiness of debtors is reviewed periodically in compliance with the legislation by the internal risk rating models. The credit limits are revised and further collateral is required if the risk level of debtor deteriorates. For unsecured loans, the necessary documentation is gathered in compliance with the legislation.

Geographical concentration of credit customers is reviewed monthly. It is in line to the concentration of industrial and commercial activities in Turkey.

In accordance with the Bank's lending policies, the debtor's creditworthiness is analysed and the satisfactory collateral is required based on the financial position of the company and the lending terms demanded; like cash collateral, bank guarantees, mortgages, pledges, bills and corporate guarantees.

The Bank has control limits on the position held through forwards, options and other similar agreements. Credit risk of such instruments is managed under the risk from market fluctuations. The Bank follows up the risk arising from such instruments and takes the necessary actions to decrease it when necessary.

The non-cash loans liquidated are subject to the same risk weighting with the overdue loans.

The Bank performs foreign trade finance and other interbank credit transactions through widespread correspondents network. Accordingly, the Bank assigns limits to domestic and foreign banks and other financial institutions examining their credit worthiness, periodically.

The Bank's largest 100 cash loan customers compose 44.28% of the total cash loan portfolio.

The Bank's largest 100 non-cash loan customers compose 42.78% of the total non-cash loan portfolio.

The Bank's largest 100 cash and non-cash loan customers compose 11.19% of the total "on and off balance sheet" assets.

The general provision for credit risk amounts to TL 47,050 billion at 31 December 2003.

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

4.3.1 Geographical concentration

	Asssets	**Liabilities**	**Non-cash Loans**	**Capital Expenditures**	**Net Profit/Loss**
Current Period					
Domestic	21,465,150	16,841,729	5,103,195	-	303,342
European Union (EU) Countries	619,725	3,513,206	11,726	-	75
OECD Countries **(1)**	72,896	288,107	2,485	-	-
Off-Shore Banking Regions	4,684	5,566	182	-	-1,915
USA, Canada	134,225	1,080,269	108	-	-
Other Countries	79,965	145,502	27,760	-	-
Unallocated Assets/Liabilities **(2)**	15,006	517,272	-	-	-
Total	**22,391,651**	**22,391,651**	**5,145,456**	-	**301,502**
Prior Period					
Domestic	20,874,404	17,318,694	5,190,759	-	108,015
EU Countries	833,268	3,178,278	67,561	-	23,006
OECD Countries **(1)**	255,684	291,034	-	-	-
Off-Shore Banking Regions	156,462	6,670	9,948	-	7,488
USA, Canada	46,716	882,237	54	-	-
Other Countries	103,304	65,198	127,157	-	1,724
Unallocated Assets/Liabilities **(2)**	20,780	548,507	-	-	-
Total	**22,290,618**	**22,290,618**	**5,395,479**	-	**140,233**

(1) OECD countries other than EU countries, USA and Canada

(2) Items could not be distributed on a consistent basis

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

4.3.2 Sectoral distribution of cash loans

	Current Period				Prior Period			
	TL	(%)	FC	(%)	TL	(%)	FC	(%)
Agriculture	**26,140**	**1.07**	**108,636**	**2.55**	**15,514**	**0.99**	**108,964**	**2.36**
Farming and Stockbreeding	9,745	0.40	86,621	2.03	6,982	0.45	82,595	1.79
Forestry	16,341	0.67	22,015	0.52	8,469	0.54	26,369	0.57
Fishery	54	0.00	-	0.00	63	0.00	-	0.00
Manufacturing	**280,325**	**11.45**	**1,023,099**	**23.99**	**185,195**	**11.85**	**1,521,840**	**33.04**
Mining	12,936	0.53	139,325	3.27	7,658	0.49	472,364	10.25
Production	267,389	10.92	874,605	20.51	177,537	11.36	1,049,476	22.79
Electricity, Gas, Water	-	0.00	9,169	0.21	-	0.00	-	0.00
Construction	**57,219**	**2.34**	**243,014**	**5.70**	**30,728**	**1.97**	**225,084**	**4.89**
Services	**277,183**	**11.31**	**2,211,922**	**51.88**	**179,535**	**11.49**	**1,879,728**	**40.82**
Wholesale and Retail Trade	174,947	7.14	807,922	18.95	148,036	9.48	403,844	8.77
Hotel, Food and Beverage Services	11,623	0.47	125,557	2.95	3,342	0.21	134,844	2.93
Transportation and Telecommunication	18,367	0.75	206,961	4.85	4,722	0.30	75,857	1.65
Financial Institutions	66,321	2.71	1,064,088	24.96	20,048	1.28	1,260,328	27.36
Real Estate and Renting Services	-	0.00	-	0.00	-	0.00	-	0.00
"Self-Employment" Type Services	-	0.00	-	0.00	-	0.00	-	0.00
Educational Services	2,154	0.09	3,607	0.08	1,921	0.12	3,603	0.08
Health and Social Services	3,771	0.15	3,787	0.09	1,466	0.10	1,252	0.03
Other	**1,807,874**	**73.83**	**677,182**	**15.88**	**1,151,354**	**73.70**	**870,000**	**18.89**
Total	**2,448,741**	**100.00**	**4,263,853**	**100.00**	**1,562,326**	**100.00**	**4,605,616**	**100.00**

4.4 Market risk

The Bank has defined its risk management procedures and has taken necessary precaution in order to avoid market risk, in compliance with "Regulation on Bank's Internal Control and Risk Management Systems" and "Regulation on Measurement and Assessment of Capital Adequacy Ratios of Banks" published in Official Gazette no. 24312 dated 8 February 2001.

Being exposed to market risk, the Bank's Board of Directors has identified risk management strategies and policies considering the suggestions by the Executive Risk Commitee and has pursued the application of these strategies periodically. Considering the existing major risks, the Bank's Board of Directors determines and revises the risk limits, when necessary. The Board of Directors ensures that the risk management group and the executive management are taking necessary action in identifying, measuring, controlling and managing several risks.

Market risks arising from trading transactions are measured by internal risk measurement model using value at risk (VaR) methodology. VaR is calculated by 3 different methods, namely historical simmulation, monte carlo simmulation and parametric method. Market risk arising from maturity mismatches of assets and liabilities is calculated through the assets-liabilities risk measurement model.

The periodical stress testing and scenario analysis support the above mentioned measurements. Traditional risk measurement methods such as cash flow projection, duration and variance analysis are also used.

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

The capital need for general market risk and specific risks is calculated using the standart method defined by the "Regulation on Measurement and Assessment of Capital Adequacy Ratios of Banks" and reported monthly.

Value at Risk:

	Amount
Capital Obligation against Interest Rate Risk - Standard Method	**96,133**
General Market Risk	92,269
Specific Risk	3,864
Options Subject to Interest Rate Risk	-
Capital Obligation against Common Stock Position Risk – Standard Method	**7,481**
General Market Risk	3,816
Specific Risk	3,665
Options Subject To Common Stock Position Risk	-
Capital Obligation against Currency Risk – Standard Method	**8,730**
Capital Obligation	6,186
Capital Obligation against Options Subject to Currency Risk	2,544
Total Value-At-Risk – Home Model	-
Total Capital Obligations against Market Risk	**112,344**
Value-At-Risk Amount	**1,404,300**

4.5 Foreign currency exchange rate risk

Foreign currency open position limit is set in compliance with the legal standard ratio of net foreign currency position. As of 31 December 2003, the Bank's net 'on balance sheet' foreign currency short position amounts to TL 210,258 billion, net 'off-balance sheet' foreign currency long position amounts to TL 115,751 billion, while net foreign currency short position amounts to TL 94,507 billion.

The Bank's foreign currency position risk is measured by "standard method" and "value-at-risk (VaR) model".

Measurements by standard method are carried out weekly, whereas measurements by "VaR" are done daily.

The Bank's effective exchange rates at the date of balance sheet and for the last five working days of the period announced by the Bank are as follows:

A. The Bank's "foreign currency evaluation rate" (1 US dollar)	TL 1,412,000
B. US dollar purchase rate at the date of balance sheet and for the five days before balance sheet are:	
US dollar purchase rate at the date of balance sheet	TL 1,412,000
US dollar purchase rates for the days before balance sheet;	
Day 1	TL 1,385,000
Day 2	TL 1,400,000
Day 3	TL 1,400,000
Day 4	TL 1,400,000
Day 5	TL 1,405,000

The arithmetical average of the Bank's US dollar purchase rates for the last 30 days before balance sheet date is TL 1,417,567 (TL'full).

(Billions of Turkish Lira as restated for the effects of inflation in equivalent of purchasing power as of 31 December 2003)

Currency risk:

	Euro	US$	Yen	Other FCs	Total
Current Period					
Assets					
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	47,162	377,902	118	5,254	430,436
Banks and Other Financial Institutions	57,076	217,687	8,731	6,149	289,643
Trading Securities	12,927	757,581	-	843	771,351
Investment Securities Available-for-Sale	144,941	2,179,869	-	-	2,324,810
Loans	831,234	3,302,280	1,474	128,865	4,263,853
Investments in Associates and Subsidiaries	243,909	40,911	-	4,421	289,241
Investment Securities Held-to-Maturity	66,846	3,585,106	-	-	3,651,952
Tangible Assets	-	201	-	1,610	1,811
Goodwill	-	-	-	-	-
Other Assets	68,641	1,232,040	25	3,231	1,303,937
Total Assets	***1,472,736***	***11,693,577***	***10,348***	***150,373***	***13,327,034***
Liabilities					
Bank Deposits	49,171	220,463	-	11,598	281,232
Foreign Currency Deposits	2,565,744	5,549,189	12,698	241,301	8,368,932
Other Fundings	927,968	3,405,336	989	1,434	4,335,727
Securities Issued	-	-	-	-	-
Miscellaneous Payables	885	2,837	-	121	3,843
Other Liabilities (*)	86,795	440,521	893	19,349	547,558
Total Liabilities	***3,630,563***	***9,618,346***	***14,580***	***273,803***	***13,537,292***
Net 'On Balance Sheet' Position	***-2,157,827***	***2,075,231***	***-4,232***	***-123,430***	***-210,258***
Net 'Off-Balance Sheet' Position	***2,146,110***	***-2,156,799***	-	***126,440***	***115,751***
Derivative Assets	2,376,601	614,355	15,698	256,085	3,262,739
Derivative Liabilities	230,491	2,771,154	15,698	129,645	3,146,988
Prior Period					
Total Assets	***2,013,124***	***11,763,523***	***8,501***	***330,912***	***14,116,060***
Total Liabilities	***3,509,652***	***10,645,908***	***10,971***	***265,084***	***14,431,615***
Net ' On Balance Sheet' Position	***-1,496,528***	***1,117,615***	***-2,470***	***65,828***	***-315,555***
Net 'Off-Balance Sheet' Position	***1,491,136***	***-1,384,722***	***2,200***	***-62,034***	***46,580***

(*) Other liabilities also include gold deposits of TL 14,114 billion.

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

4.6 Interest rate risk

Interest sensitivity of assets, liabilities and off-balance sheet items is evaluated during the weekly Assets-Liabilities Management meetings taking into account the developments in market conditions.

Bank's interest rate risk is measured by the standard method, value at risk (VaR) and asset-liability risk measurement models.

Measurements for standard method are carried out monthly using the maturity ladder table, while measurements for VaR calculations are done daily. Asset-liability risk measurement model is studied monthly.

During the daily VaR calculations, the interest rate risks of the Bank's TL and FC trading and investment securities available for sale and off-balance sheet position are measured. These are supported by scenario analysis and stress testing.

Interest rate mismatch for the Bank "Interest rate sensitivity of assets, liabilities and off balance sheet items based on repricing dates":

Current Period	**Upto 1 Month**	**1-3 Months**	**3-6 Months**	**6-12 Months**	**1 Year and Over**	**Non-Interest Bearing**	**Total**
Assets							
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	152,020	-	-	-	-	347,130	499,150
Banks and Other Financial Institutions	184,619	21,180	5,415	-	-	100,294	311,508
Trading Securities	3,977	721,704	2,044	10,162	78,343	844	817,074
Investment Securities Available-for-Sale	365,437	760,594	84,522	378,435	2,529,214	54,640	4,172,842
Loans	1,911,262	481,654	872,369	868,802	2,578,507	-	6,712,594
Investment Securities Held-to-Maturity	299,852	533,459	2,890,591	95,550	719,524	-	4,538,976
Other Assets	1,110,854	-	-	-	-	1,138,571	5,339,507
Total Assets	**4,028,021**	**2,518,591**	**3,854,941**	**1,352,949**	**5,905,588**	**1,641,479**	**22,391,651**
Liabilities							
Bank Deposits	525,403	96,669	561	535	-	27,342	650,510
Other Deposits	2,351,275	5,754,238	1,268,277	215,385	397,671	3,763,384	13,750,230
Securities Issued	-	-	-	-	48,619	-	48,619
Other Fundings	-	-	-	-	-	-	-
Miscellaneous Payables	711,941	382,830	363,627	2,538,273	614,077	-	4,610,748
Other Liabilities	1,641	1,983	2,232	3,488	10,394	762,038	3,331,544
Total Liabilities	**3,590,260**	**6,235,720**	**1,634,697**	**2,757,681**	**1,070,761**	**4,552,764**	**22,391,651**
On Balance Sheet Interest Sensitivity Shortage	**437,761**	**-3,717,129**	**2,220,244**	**-1,404,732**	**4,834,827**	**-2,911,285**	-
Off-Balance Sheet Interest Sensitivity Shortage	-	-	-	-	-	-	-
Total Interest Sensitivity Shortage	**437,761**	**-3,717,129**	**2,220,244**	**-1,404,732**	**4,834,827**	**-2,911,285**	-

Items without any specific maturity are directly included in 'total' column .

(Billions of Turkish Lira as restated for the effects of inflation in equivalent of purchasing power as of 31 December 2003)

Average interest rates on monetary financial instruments:

Current Period	Euro	US$	Yen	TL
	%	%	%	%
Assets				
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	-	0.63	-	26.00
Banks and Other Financial Institutions	2.12	1.39	-	17.24
Trading Securities	6.68	3.70	-	43.88
Investment Securities Available-for-Sale	8.50	8.38	-	34.64
Loans	6.69	6.93	-	52.78
Investment Securities Held-to-Maturity	9.58	8.50	-	32.26
Liabilities				
Bank Deposits	3.27	2.74	-	26.55
Other Deposits	2.34	2.01	-	23.51
Miscellaneous Payables	-	-	-	-
Securities Issued	-	-	-	-
Other Fundings	2.87	2.46	-	27.65

Interest rate mismatch for the Bank "Interest rate sensitivity of assets, liabilities and off balance sheet items based on repricing dates":

Prior Period	Upto 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over	Non-Interest Bearing	Total
Assets							
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	1,048,451	-	-	-	-	202,466	1,250,917
Banks and Other Financial Institutions	418,842	181,670	18,728	3,485	-	103,825	726,550
Trading Securities	8,485	846,907	59,828	497,197	141,898	8,867	1,563,182
Investment Securities Available-for-Sale	849	148,210	-	96,258	958,548	27,748	1,231,613
Loans	1,371,459	646,313	839,032	1,235,121	2,076,017	-	6,167,942
Investment Securities Held-to-Maturity	336,813	452,162	4,214,958	99,523	609,825	-	5,713,281
Other Assets	1,101,316	-	-	-	-	1,432,778	5,637,133
Total Assets	**4,286,215**	**2,275,262**	**5,132,546**	**1,931,584**	**3,786,288**	**1,775,684**	**22,290,618**
Liabilities							
Bank Deposits (*)	363,090	72,993	390	487	-	25,867	462,827
Other Deposits	3,528,675	7,565,522	310,542	160,819	37,951	2,968,794	14,572,303
Securities Issued	-	-	-	-	-	53,409	53,409
Other Fundings	-	-	-	-	-	-	-
Miscellaneous Payables	1,223,178	202,133	1,619,197	788,383	307,410	-	4,140,301
Other Liabilities	3,712	2,636	2,102	1,884	1,205	910,479	3,061,778
Total Liabilities	**5,118,655**	**7,843,284**	**1,932,231**	**951,573**	**346,566**	**3,958,549**	**22,290,618**
On Balance Sheet Interest Sensitivity Shortage	**-832,440**	**-5,568,022**	**3,200,315**	**980,011**	**3,439,722**	**-2,182,865**	-
Off-Balance Sheet Interest Sensitivity Shortage	-	-	-	-	-	-	-
Total Interest Sensitivity Shortage	**-832,440**	**-5,568,022**	**3,200,315**	**980,011**	**3,439,722**	**-2,182,865**	-

(*) Bank deposits also include interbank money market takings of TL 36,433 billion.

Items without any specific maturity are directly included in 'total' column.

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

Average interest rates on monetary financial instruments:

Prior Period	**Euro**	**US$**	**Yen**	**TL**
	%	%	%	%
Assets				
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	3.06	1.41	-	39.02
Banks and Other Financial Institutions	4.13	1.93	-	46.04
Trading Securities	7.40	6.10	-	47.70
Investment Securities Available-for-Sale	7.80	10.20	-	49.40
Loans	7.51	8.34	-	67.53
Investment Securities Held-to-Maturity	8.90	5.30	3.50	54.70
Liabilities				
Bank Deposits	7.50	3.30	-	42.70
Other Deposits	3.00	2.33	-	45.75
Miscellaneous Payables	-	-	-	-
Securities Issued	-	-	-	-
Other Fundings	5.76	3.98	-	51.68

4.7 Liquidity risk

In order to avoid the liqudity risk, the Bank diverts funding sources as customer deposits and foreign borrowings, looks after the maturity mismatch between assets and liabilities and maintains liquid assets to guarantee sufficient liquidity during market fluctuations.

While the Bank's short term liquidity need is met mainly with deposits, its long term liquidity is provided through foreign funding sources such as syndication and securitisation transactions. There are no significant idle liquidity sources.

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

Maturity analysis of assets and liabilities (according to remaining maturities):

	Demand (*)	1-3 Months	3-6 Months	6-12 Months	1 Year and Over	Total
Current Period						
Assets						
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	499,150	-	-	-	-	499,150
Banks and Other Financial Institutions	284,913	21,180	5,415	-	-	311,508
Trading Securities	4,820	301,194	2,044	430,672	78,344	817,074
Investment Securities Available-for-Sale	114,852	106	13,922	388,948	3,655,014	4,172,842
Loans	1,911,262	481,654	872,369	868,802	2,578,507	6,712,594
Investment Securities Held-to-Maturity	296,344	117,974	1,411,549	480,109	2,233,000	4,538,976
Other Assets	1,212,341	37,314	93,270	91,667	814,833	5,339,507
Total Assets	***4,323,682***	***959,422***	***2,398,569***	***2,260,198***	***9,359,698***	***22,391,651***
Liabilities						
Bank Deposits	552,746	96,669	561	534	-	650,510
Other Deposits	6,114,659	5,754,238	1,268,277	215,385	397,671	13,750,230
Other Fundings	912,756	353,633	574,705	2,044,384	725,270	4,610,748
Securities Issued	-	-	-	-	-	-
Miscellaneous Payables	-	-	-	-	48,619	48,619
Other Liabilities	142,073	212,061	153,788	30,737	243,117	3,331,544
Total Liabilities	***7,722,234***	***6,416,601***	***1,997,331***	***2,291,040***	***1,414,677***	***22,391,651***
Net Liquidity Shortage	***-3,398,552***	***-5,457,179***	***401,238***	***-30,842***	***7,945,021***	-
Prior Period						
Total Assets	***4,900,550***	***1,249,673***	***1,728,704***	***2,242,570***	***9,066,082***	***22,290,618***
Total Liabilities	***8,278,390***	***8,321,297***	***1,472,330***	***1,406,134***	***672,707***	***22,290,618***
Net Liquidity Shortage	***-3,377,840***	***-7,071,624***	***256,374***	***836,436***	***8,393,375***	-

(*) Items with a maturity up to one month are included in this column.
Items without any specific maturity are directly included in 'total' column.

4.8 Fair values of financial assets and liabilities

	Carrying Value		Fair Value	
	Current Period	**Prior Period**	**Current Period**	**Prior Period**
Finansal Assets	**9,361,817**	**8,720,046**	**9,873,319**	**9,377,405**
Banks and Other Financial Institutions	649,999	1,775,152	649,999	1,775,152
Investment Securities Available-for-Sale	4,172,842	1,231,613	4,494,380	1,279,260
Investment Securities Held-to-Maturity	4,538,976	5,713,281	4,728,940	6,322,993
Financial Liabilities	**19,060,107**	**19,228,840**	**19,060,107**	**19,228,840**
Bank Deposits	650,510	462,827	650,510	462,827
Other Deposits	13,750,230	14,572,303	13,750,230	14,572,303
Other Fundings	4,610,748	4,140,301	4,610,748	4,140,301
Securities Issued	-	-	-	-
Miscellaneous Payables	48,619	53,409	48,619	53,409

4.9 Transactions carried out on behalf of customers, items held in trust

The Bank provides buying, selling and custody services and management and advisory services in financial matters for its customers.

4.10 Disclosure on operations

The Bank operates in corporate, commercial, small business, retail and investment banking. Accordingly, the banking products served to customers are; custody services, time and demand deposit, accumulating account, repos, overdraft facilities, spot loans, foreign currency indexed loans, consumer loans, automobile and housing loans, working capital loans, discounted bills, gold loans, foreign currency loans, eximbank loans, pre-export loans, ECA covered financing, letters of guarantee, letters of credit, export factoring, acceptance credits, draft facilities, forfaiting, leasing, insurance, forward, futures, salary payments, investment account (ELMA), cheques, safety boxes, bill payments, tax collections, payment orders. GarantiCard, BonusCard, Shop&Miles, BusinessCard credit cards and Maestro ve Electron Garanti24 cards are available under the brand name of Visa and Mastercard.

The Bank provides service packages to its corporate, commercial and retail customers including deposit, loans, foreign trade transactions, investment products, cash management, leasing, factoring, insurance, credit cards, and other banking products. A customer-oriented branch network has been built in order to serve customers' needs effectively and efficiently. The Bank also utilizes alternative delivery channels intensively.

The Bank provides corporate banking products to international and national holdings in Turkey by coordinating regional offices, suppliers and intermediaries, utilizing cross-selling techniques. Mainly, it provides services through its commercial and mixed type of branches to export-revenue earning sectors like tourism and textile and exporters of Turkey's traditional agricultural products.

Additionally, the Bank provides "small business" banking service to enterprises in retail and service sectors. Products include overdraft accounts, POS machines, credit cards, cheque books, TL and foreign currency deposits, investment accounts, internet banking and call-center, debit card, and bill payment.

Retail banking customers form a wide-spread and sustainable deposit base for the Bank. Individual customers' needs are met by diversified consumer banking products through branches and alternative delivery channels. Mid-scale customers representing a large part of Turkish population are served efficiently through "Açık" branches.

(Billions of Turkish Lira as restated for the effects of inflation in equivalent of purchasing power as of 31 December 2003)

5 Disclosures and footnotes on unconsolidated financial statements

5.1 Assets

5.1.1 Balances with the Central Bank of Turkey

	Current Period	Prior Period
Unrestricted Demand Deposits	186,471	153
Unrestricted Time Deposits	152,020	1,048,449
Total	**338,491**	**1,048,602**

5.1.2 Further information on trading securities (presented in net value)

5.1.2.1 Trading securities given as collateral or blocked

	Current Period		Prior Period	
	TL	FC	TL	FC
Common Stocks	-	-	-	-
Bonds, Treasury Bills and Similar Investment Securities	-	-	15,911	-
Other	-	-	-	-

5.1.2.2 Trading securities subject to repurchase agreements

	Current Period		Prior Period	
	TL	FC	TL	FC
Government Bonds	-	177,428	-	100,646
Treasury Bills	-	-	-	181,682
Other Debt Securities	-	-	-	-
Bonds Issued or Guaranteed by Banks	-	-	-	-
Asset Backed Securities	-	-	-	-
Other	-	-	-	-

5.1.3 Due from foreign banks

	Unrestricted Balances		Restricted Balances	
	Current Period	Prior Period	Current Period	Prior Period
EU Countries	81,176	248,732	-	-
USA and Canada	100,615	8,792	33,607	37,925
OECD Countries (1)	11,616	139,960	-	-
Off-shore Banking Regions	406	147,527	-	-
Other	43,633	56,746	-	-
Total	**237,446**	**601,757**	**33,607**	**37,925**

(1) OECD countries other than the EU countries, USA and Canada

5.1.4 Receivables from reverse repurchase agreements

None.

(Billions of Turkish Lira as restated for the effects of inflation in equivalent of purchasing power as of 31 December 2003)

5.1.5 Investment securities available-for-sale

5.1.5.1 Investment securities available-for-sale

Investment securities available-for-sale consist of debt securities, investment funds and common stocks.

5.1.5.2 Details of investment securities available-for-sale

	Current Period	Prior Period
Debt Securities	**4,121,663**	**1,207,038**
Quoted at Stock Exchange	2,566,820	279,225
Not Quoted at Stock Exchange	1,554,843	927,813
Common Stocks	**51,446**	**29,656**
Quoted at Stock Exchange	12,184	17,405
Not Quoted at Stock Exchange	39,262	12,251
Impairment Losses (-)	**-267**	**-5,081**
Total	**4,172,842**	**1,231,613**

5.1.5.3 Collateralized investment securities available-for-sale

None.

5.1.5.4 Disclosure for collateralized/blocked investment securities available-for-sale

None.

5.1.5.5 Investment securities available for sale subject to repurchase agreements

	Current Period		Prior Period	
	TL	FC	TL	FC
Government Bonds	-	803,217	-	315,721
Treasury Bills	-	-	-	-
Other Debt Securities	-	-	-	-
Bonds Issued or Guaranteed by Banks	-	120,020	-	-
Asset Backed Securities	-	-	-	-
Others	-	129,652	-	-

(Billions of Turkish Lira as restated for the effects of inflation in equivalent of purchasing power as of 31 December 2003)

5.1.6 Loans

5.1.6.1 Loans and advances to shareholders and employees

	Current Period		Prior Period	
	Cash Loans	**Non-Cash Loans**	**Cash Loans**	**Non-Cash Loans**
Direct Lendings to Shareholders	**79,675**	**255,346**	**115,711**	**186,441**
Corporates	79,675	255,346	115,711	186,441
Individuals	-	-	-	-
Indirect Lendings to Shareholders	**250,848**	**38,338**	**478,248**	**89,518**
Loans to Employees	**16,230**	-	**12,482**	-
Other	-	-	-	-

5.1.6.2 Loans and other receivables classified in groups I and II and restructured or rescheduled

Cash Loans	Performing Loans and Other Receivables (Group I)		Loans under Follow-Up and Other Receivables (Group II)	
	Loans and Other Receivables	**Restructured or Rescheduled**	**Loans and Other Receivables**	**Restructured or Rescheduled**
Loans	**6,505,092**	-	**127,169**	**80,333**
Discounted Bills	32,180	-	-	-
Export Loans	1,196,723	-	124,977	54,004
Import Loans	1,337	-	-	-
Loans to Financial Sector	254,807	-	-	-
Loans to Foreign Companies	2,361,647	-	1,906	-
Consumer Loans	433,908	-	-	-
Credit Cards	1,498,774	-	-	-
Precious Metal Loans (Gold, etc...)	113,637	-	-	-
Other	612,079	-	286	26,329
Specialization Loans	-	-	-	-
Other Receivables	**2,269,736**	-	-	-

5.1.6.3 Maturity analysis of cash loans

	Performing Loans and Other Receivables (Group I)		Loans under Follow-Up and Other Receivables (Group II)	
	Loans and Other Receivables	**Restructured or Rescheduled**	**Loans and Other Receivables**	**Restructured or Rescheduled**
Short-term Loans	**3,901,572**	-	**125,263**	**80,333**
Loans	3,901,572	-	125,263	80,333
Specialization Loans	-	-	-	-
Other Receivables	-	-	-	-
Medium and Long-term Loans	**2,603,520**	-	**1,906**	-
Loans	2,603,520	-	1,906	-
Specialization Loans	-	-	-	-
Other Receivables	-	-	-	-

(Billions of Turkish Lira as restated for the effects of inflation in equivalent of purchasing power as of 31 December 2003)

5.1.6.4 Consumer loans

	Short-term	Medium and Long-term	Total	Accrued Interest and Income
Consumer Loans-TL	**231,089**	**26,492**	**257,581**	**4,556**
Housing Loans	14,633	12,618	27,251	488
Automobile Loans	88,784	13,493	102,277	1,565
Consumer Loans	122,193	134	122,327	1,374
Personnel Loans	5,479	247	5,726	1,129
Other Consumer Loans	-	-	-	-
Consumer Loans-Indexed to FC	**95,723**	**80,604**	**176,327**	**2,246**
Housing Loans	18,139	70,377	88,516	1,279
Automotible Loans	55,581	8,491	64,072	396
Consumer Loans	21,864	1,361	23,225	505
Personnel Loans	139	375	514	66
Other Consumer Loans	-	-	-	-
Credit Cards	**1,498,774**	**-**	**1,498,774**	**23,042**
Total Consumer Loans	**1,825,586**	**107,096**	**1,932,682**	**29,844**

5.1.6.5 Allocation of loan customers

	Current Period	Prior Period
Public Sector	711,188	808,462
Private Sector	6,001,406	5,359,480

5.1.6.6 Allocation of domestic and foreign loans

	Current Period	Prior Period
Domestic Loans	4,097,963	3,133,457
Foreign Loans	2,614,631	3,034,485

5.1.6.7 Loans to investments, associates and subsidiaries

	Current Period	Prior Period
Direct Lendings	139,338	175,311
Indirect Lendings	-	-

5.1.6.8 Specific provisions for loans

Specific Provisions	Current Period	Prior Period
Substandard Loans and Receivables - Limited Collectibility	321	10,703
Doubtful Loans and Receivables	3,024	-
Uncollectible Loans and Receivables	141,300	119,314

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

5.1.6.9 Non-performing loans(NPLs) (Net)

Non-performing loans and other receivables restructured or rescheduled:

None.

Movements in non-performing loan groups:

	Group III	Group IV	Group V
	Substandard Loans and Receivables	Doubtful Loans and Receivables	Uncollectible Loans and Receivables
Balances at Beginning of Period	**137,624**	**-**	**272,051**
Additions (+)	6,972	17,067	22,803
Transfer from Other NPL Categories (+)	-	120,095	99,060
Transfer to Other NPL Categories (-)	-120,095	-99,060	-
Collections (-)	-3,448	-20,763	-80,580
Write-offs (-)	-	-	-
Restatement Effects of Inflationary Accounting (-)	-14,270	-382	-34,200
Balances at End of Period	**6,783**	**16,957**	**279,134**
Specific Provisions (-)	321	3,024	141,300
Net Balance on Balance Sheet	**6,462**	**13,933**	**137,834**

Non-performing loans in foreign currencies:

None.

5.1.6.10 Liquidation policy for uncollectible loans and receivables

Uncollectible loans and receivables legally qualified as "noncollectible" through obtaining "incapability document", are written off. In cases where any possible collections are negligible, the receivables may be written off by the decision of the Board of Directors.

5.1.7 Factoring receivables

None.

5.1.8 Investment securities held-to-maturity (net)

5.1.8.1 Investment securities held-to-maturity

	Current Period	Prior Period
Debt Securities		
Quoted at Stock Exchange	887,024	1,575,228
Not Quoted at Stock Exchange	3,651,952	4,138,053
Impairment Losses (-)	-	-
Total	**4,538,976**	**5,713,281**

(Billions of Turkish Lira as restated for the effects of inflation in equivalent of purchasing power as of 31 December 2003)

5.1.8.2 Movement of investment securities held-to-maturity

	Current Period	Prior Period
Balances at Beginning of Period	**5,713,281**	**5,579,369**
Foreign Currency Differences On Monetary Assets	-59,919	39,555
Purchases during the Period	453,054	2,537,613
Disposals through Sales/Redemptions (-)	-878,990	-944,389
Impairment Losses	-	-
Restatements Effects of Inflationary Accounting (-)	-688,450	-1,498,867
Balances at End of Period	**4,538,976**	**5,713,281**

5.1.8.3 Information on investment securities held-to-maturity

Current Period	Historical Costs		Valuation	
	TL	FC	TL	FC
Collateralised/Blocked Securities	213,117	1,441,810	227,428	1,495,110
Securities subject to Repurchase Agreements	75,924	680,473	81,062	689,837
Securities held for "Structural" Position	-	-	-	-
Receivable from Security Lending Market	-	-	-	-
Guarantees to Security Lending Market	-	-	-	-

Prior Period	Historical Costs		Valuation	
	TL	FC	TL	FC
Collateralised securities	207,939	1,682,260	221,029	1,949,791
Securities subject to Repurchase Agreements	309,389	510,145	326,140	514,379
Securities held for "Structural" Position	-	-	-	-
Receivable from Security Lending Market	-	-	-	-
Guarantees to Security Lending Market	-	-	-	-

Collateralized investment securities held-to-maturity:

	Current Period		Prior Period	
	TL	FC	TL	FC
Share Certificates	-	-	-	-
Bonds and Similar Securities	213,117	1,441,810	207,939	1,682,260
Other	-	-	-	-

Above securities are held for legal obligations and transaction limits.

(Billions of Turkish Lira as restated for the effects of inflation in equivalent of purchasing power as of 31 December 2003)

Investment securities held-to-maturity subject to repurchase agreements:

	Current Period		Prior Period	
	TL	FC	TL	FC
Government Bonds	75,924	536,198	309,389	510,145
Treasury Bill	-	-	-	-
Other Debt Securities	-	-	-	-
Bonds Issued or Guaranteed by Banks	-	-	-	-
Asset Backed Securities	-	-	-	-
Other	-	144,275	-	-

Investment securities held-to-maturity held for "structural" position:

None.

5.1.9 Investments in associates (Net)

5.1.9.1 Investments in associates

	Associate	Address (City/ Country)	Bank's Share – If Different, Voting Rights (%)	Bank's Risk Group Share (%)
1	Bankalararası Kart Merkezi AŞ (*)	İstanbul/Turkey	10.15	10.15
2	Tansaş Perakende Mağazacılık AŞ (*) (2)	İzmir/Turkey	24.11	56.98
3	İksir Ul. Elekt.Tic. Bilg. ve Hab. Hiz. AŞ	İstanbul/Turkey	31.36	100.00
4	Doğuş Otomotiv Holding AŞ (1)	İstanbul/Turkey	18.82	100.00
5	Garanti Turizm Yatırım ve İşletmeleri AŞ (1)	İstanbul/Turkey	43.33	100.00
6	Doc Finance SA	Geneve/Switzerland	29.00	100.00

	Total Assets	Shareholders' Equity	Total Property & Equipment	Interest Income	Income on Securities Portfolio	Current Period Profit/Loss	Prior Period Profit/Loss	Company's Fair Value (if available)
1	7,380	6,845	3,534	1,063	-	193	69	-
2	323,665	121,762	195,545	3,265	-	-51,486	-242,666	517,589
3	14,152	12,121	58	-	-	-2,499	-206,369	-
4	408,264	136,723	83,185	7,034	-	28,178	-4,845	-
5	90,917	67,697	28,019	36	31	34,794	-72,258	-
6	155,962	15,245	-	9,440	-	-714	-1,254	-

(*) Inflation adjusted financial statements are not available

(1) As of 30 September 2003.

(2) Financial statements are as of 30 September 2003, but fair value information is as of 31 December 2003.

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

5.1.9.2 Movement of investments in associates

	Current Period	Prior Period
Balance at Beginning of Period	**253,246**	**175,098**
Movements during the Period		
Acquisitions and Participations in Capital Increases	-	152,899
Bonus Shares Received	-	-
Dividends from Current Year Profit	-	153
Sales (-)	-8,477	-
Reclassifications	-	1,708
Difference between Market Values and Inflation-Adjusted Values	37,515	-33,878
Effect of Difference betweeen Devaluation and Inflation Rates on Investments in Foreign Currencies	-740	-1,826
Impairment Losses (-)	554	-40,908
Balance at End of Period	**282,098**	**253,246**
Capital Commitments	-	-
Share Percentage at the End of Period (%)	-	-

Valuation methods of investments in associates:

Investments in Associates	Current Period	Prior Period
Valued at Inflation-Adjusted Historical Costs	123,545	133,204
Valued at Fair Value	124,799	87,284
Valued by Equity Method of Accounting	33,754	32,758

Sectoral distribution of investments and associates:

Investments in Associates	Current Period	Prior Period
Banks	-	-
Insurance Companies	-	-
Factoring Companies	-	-
Leasing Companies	-	-
Finance Companies	4,421	16,471
Other Investments	277,677	236,775

Quoted associates:

Associates	Current Period	Prior Period
Quoted at Domestic Stock Exchange	124,799	87,284
Quoted at International Stock Exchanges	-	-

Investments in associates sold during the current period

The Bank transferred 37% owned shares of Volkswagen Doğuş Tüketici Finansman AŞ at their inflation adjusted book values to Doğuş Otomotiv Holding AŞ in December 2003.

Investments in associates acquired during the current period

None.

(Billions of Turkish Lira as restated for the effects of inflation in equivalent of purchasing power as of 31 December 2003)

5.1.10 Subsidiaries (Net)

5.1.10.1 Subsidiaries

	Subsidiary	Address (City/ Country)	Bank's Share- If Different, Voting Rights (%)	Bank's Risk Group Share (%)
1	Lasaş Lastik San.Ve Tic.AŞ	İstanbul/Turkey	99.99	99.99
2	Garanti Bilişim Teknolojisi Ve Tic. AŞ	İstanbul/Turkey	100.00	100.00
3	Petrotrans Nakliyat Ticaret AŞ (*)	İstanbul/Turkey	99.60	99.60
4	Ana Konut Danışmanlık AŞ	İstanbul/Turkey	100.00	100.00
5	Doğuş Hava Taşımacılığı AŞ	İstanbul/Turkey	96.49	100.00
6	Garanti Ödeme Sistemleri AŞ (*)	İstanbul/Turkey	99.92	100.00
7	Doğuş İnsan Gücü AŞ (*)	İstanbul/Turkey	64.10	100.00
8	Doğuş Hiz. Yön. Ve Org. Danış. AŞ (*)	İstanbul/Turkey	89.00	100.00
9	Doğuş Turizm Sağlık Yat. İşlt. Tic. AŞ	İstanbul/Turkey	100.00	100.00
10	Sititur Turizm Taşımacılık Org. AŞ	İstanbul/Turkey	99.82	100.00
11	Galata Araştırma Yayıncılık Tanıtım Ve Bilişim Teknoloji Hizmetleri AŞ	İstanbul/Turkey	100.00	100.00
12	Şahintur Şahinler Otelcilik Turz.Yat.İşl.AŞ	Aydın/Turkey	100.00	100.00
13	Konaklı Turizm Temizlik Taşımacılık Org. Bilgisayar Danışmanlık Yapı Ve Tic. AŞ	İstanbul/Turkey	99.97	100.00
14	Voyager Mediterranean Turizm End.ve Tic.AŞ (**)	İstanbul/Turkey	77.00	100.00
15	Garanti Finansal Kiralama AŞ	İstanbul/Turkey	94.10	98.93
16	Garanti Faktoring Hiz.AŞ	İstanbul/Turkey	55.41	81.84
17	Garanti Yatırım Menkul Kıymetler AŞ	İstanbul/Turkey	100.00	100.00
18	Garanti Portföy Yönetimi AŞ	İstanbul/Turkey	100.00	100.00
19	Garanti Sigorta AŞ	İstanbul/Turkey	100.00	100.00
20	Garanti Emeklilik AŞ	İstanbul/Turkey	99.36	100.00
21	Garanti Gayrimenkul Yatırım Ortaklığı AŞ	İstanbul/Turkey	50.98	50.98
22	Garanti Bank International NV	Amsterdam/Holland	100.00	100.00
23	Bosphorus Financial Services Ltd	Valetta/Malta	99.99	100.00
24	Garanti Bank Moscow	Moscow/Russia	78.35	99.85
25	Instruments Finance Company	Cayman Islands	100.00	100.00
26	Garanti Financial Services Plc	Dublin/Ireland	99.99	100.00
27	Garanti Fund Management Co. Ltd	Valetta/Malta	99.99	100.00
28	IOB Bank Offshore Ltd.	Girne / Northern Cyprus	100.00	100.00

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

	Total Assets	Shareholders' Equity	Total Property & Equipment	Interest Income	Income on Securities Portfolio	Current Period Profit/Loss	Prior Period Profit/Loss	Company's Fair Value (if available)
1	57,377	41,717	38,841	105	-	-4,238	-1,685	-
2	8,688	3,058	1,413	499	437	-651	-86,448	-
3	322	-12	-	22	-	-175	-211	-
4	311,553	300,335	285,046	97	-	-13,606	-40,165	-
5	12,289	11,931	1	2	-	-2,672	-105,311	-
6	2,238	1,224	168	-	276	825	-	-
7	28	-486	1	44	13	-538	-548	-
8	1,281	1,281	5	-	82	117	1,132	-
9	170,692	170,687	163,206	36	-	-336	4,003	-
10	79,435	78,983	75,246	4	-	-2,998	-47,743	-
11	166	89	148	-	-	18	-219	-
12	5,899	5,858	5,364	156	156	-1,029	-2,222	-
13	10,359	10,255	9,643	-	-	-400	-5,122	-
14	6,284	704	2,060	228	-	-1,955	-3,982	-
15	355,865	109,300	17,830	58,368	42	37,767	-17,588	-
16	106,413	21,386	723	167	-	1,841	-59,183	22,560
17	12,548	10,898	3,631	503	503	-1,714	-24,962	-
18	11,924	9,190	2,953	1,477	747	4,112	-3,827	-
19	102,011	31,853	14,975	5,307	1,662	4,154	-26,682	-
20	47,431	12,803	6,643	6,189	2,710	-4,712	-7,690	-
21	70,515	70,373	48,452	8,253	3,529	5,037	-23,032	29,853
22	3,139,186	276,106	69,498	179,888	35,065	27,057	2,262	-
23	545	542	-	-	-	-	401	-
24	176,759	46,199	1,036	12,055	7,769	18,874	-18,930	-
25	-	-21	-	-	-	5	-22	-
26	11,568	10,803	7	818	-	-1,546	8,623	-
27	1,745	100	37	-	-	-70	-112	-
28	868	868	30	52	-	492	-2,449	-

(*) Inflation adjusted financial statements are not available.

(**) Inflation adjusted financial statements are not available as of the reporting date.

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

5.1.10.2 Movement of subsidiaries

	Current Period	Prior Period
Balance at Beginning of Period	**1,115,997**	**1,080,804**
Movements during the Period		
Acquisitions and Participations in Capital Increases	215,849	75,707
Bonus Shares Received	-	2,465
Dividends from Current Year Profit	-	670
Sales (-)	-1,273	-18,964
Reclassifications	-	-1,708
Difference between Market Values and Inflation-Adjusted Values	9,127	-4,532
Effect of Difference betweeen Devaluation and Inflation Rates on Investments in Foreign Currencies	-30,048	-5,650
Impairment Losses (-)	-23,421	-12,795
Balance at End of Period	**1,286,231**	**1,115,997**
Capital Commitments	29,717	51,512
Share Percentage at the End of Period (%)	-	-

Valuation methods of subsidiaries:

Subsidiaries	Current Period	Prior Period
Valued at Inflation-Adjusted Historical Costs	625,297	456,383
Valued at Fair Value	27,718	18,591
Valued by Equity Method of Accounting	633,216	641,023

Sectoral distribution of subsidiaries:

Subsidiaries	Current Period	Prior Period
Banks	280,694	284,616
Insurance Companies	49,538	41,444
Factoring Companies	12,499	10,568
Leasing Companies	66,908	66,908
Finance Companies	78,233	72,422
Other Subsidiaries	798,359	640,039

Quoted subsidiaries:

Subsidiaries	Current Period	Prior Period
Quoted at Domestic Stock Exchanges	27,718	18,591
Quoted at International Stock Exchanges	-	-

Subsidiaries disposed during the current period:

The shares in Ottoman Real Estate Investment Company SA has been sold in the current period. The liquidation of UTGB International (Jersey) Limited, Körfez Financial Sevices plc. and Instruments Finance Company have been finalized as of 30 June, 23 July and 23 October 2003, respectively.

(Billions of Turkish Lira as restated for the effects of inflation in equivalent of purchasing power as of 31 December 2003)

Subsidiaries acquired during the current period:

77 % shares of Voyager Mediterranean Turizm Endüstri ve Ticaret AŞ has been purchased for TL 166,132 billion in the current period. The remaining additions of TL 49,717 billion under "Acquisitions and Participations in Capital Increases" fully compose of the payments for the Bank's capital commitments against the existing subsidiaries.

5.1.11 Other investments (Net)

5.1.11.1 Commitments for joint ventures

None.

5.1.11.2 Details for joint ventures

None.

5.1.11.3 Information for joint ventures of banks not subject to consolidation

None.

5.1.11.4 Accounting method applied for joint ventures

None.

5.1.12 Lease receivables (Net)

5.1.12.1 Maturity analysis of lease receivables

None.

5.1.12.2 Net investment for financial lease

None.

5.1.12.3 Financial lease agreements

None.

5.1.13 Receivables on term sales of assets included in "Miscellaneous Receivables"

Receivables on Sale of	Current Period	Prior Period
Investments, Associates, Subsidiaries and Joint Ventures	-	-
Real Estates	498	-
Other Assets	-	1,621

(Billions of Turkish Lira as restated for the effects of inflation in equivalent of purchasing power as of 31 December 2003)

5.1.14 Accrued interest and income

5.1.14.1 Accrued interest and income on loans

Accrued Interest and Income on Loans	Current Period		Prior Period	
	TL	FC	TL	FC
Uncollected Interest Income	3,178	8,122	3,633	5,328
Interest Income Accruals	40,775	122,330	33,672	211,469
Uncollected Commissions and Other Income	131	131	90	141
Commissions and Other Income Accruals	3,963	291	5,393	820

5.1.14.2 Other accrued interest and income

Other Accrued Interest and Income Receivable on	Current Period		Prior Period	
	TL	FC	TL	FC
Trading Securities	383	5,600	7,569	30,781
Investment Securities Available-for-Sale	108,110	213,764	2,971	44,676
Investment Securities Held-to-Maturity	48,157	84,908	118,844	457,800
Reverse Repurchase Agreements	-	-	-	-
Reserve Deposits	13,995	783	15,510	1,499
Financial Derivative Instruments:	864	3,769	3,894	1,150
Interest and Income Accruals	*864*	*3,769*	*3,894*	*1,150*
Income Accruals for Foreign Exchange Gains	-	-	-	-
Financial Leases	-	-	-	-
Other	8,631	167	10,682	4

5.1.15 Tangible assets (Net)

	Real Estates	Leased Equipment	Vehicles	Other Tangible Assets	Total
Balance at End of Prior Period:					
Cost	1,250,562	97,454	29,891	608,216	1,986,123
Accumulated Depreciation (-)	-133,135	-45,715	-17,834	-424,194	-620,878
Net Book Value	1,117,427	51,739	12,057	184,022	1,365,245
Balance at End of Current Period:					
Restated Net Book Value at Beginning of Current Period	1,117,427	51,739	12,057	184,022	1,365,245
Additions	55,052	17,768	6,137	32,315	111,272
Disposals (-)	-102,896	-646	-1,267	-919	-105,728
Transfers (-/+)	-8,679	-	-	8,679	-
Depreciation Expense for Current Period (-)	-14,664	-13,069	-4,363	-66,625	-98,721
Currency Translation Differences on FC Assets	-	-	-	-	-
Net Book Value at End of Current Period	**1,046,240**	**55,792**	**12,564**	**157,472**	**1,272,068**

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

5.1.15.1 Disclosure for impairment losses or releases individually material for financial statements:

Conditions for allocating/releasing any impairment:

None.

Amount of impairment losses provided or released in financial statements during current period:

None.

5.1.15.2 Other impairment losses provided or released in current period that are immaterial for the financial statement individually:

During 2003, an additional provision of TL 23,724 billion had been provided for the impairment on real estates.

5.1.16 Intangible assets

5.1.16.1 Useful lives and amortisation rates

Intangible assets include merely pre-operating expenses. The estimated useful lives of such assets vary between 5 and 10 years.

5.1.16.2 Amortisation methods

Intangible assets are amortised on a straight-line basis from the date of capitalisation.

5.1.16.3 Balances at beginning and end of current period

	Beginning of Period		End of Period	
Intangible Assets	**Cost**	**Accumulated Amortisation**	**Cost**	**Accumulated Amortisation**
Pre-operating Expense	91,923	-60,685	60,249	-34,309

5.1.16.4 Movements of intangible assets for the current period

	Current Period
Net Book Value at End of Prior Period	**31,238**
Net Effects of Prior Years Corrections to Balance at Beginning of Current Period (1)	6,620
Restated Net Book Value at Beginning of Current Period	-
Additions	-180
Additions due to Mergers, Transfers and Acquisition	-
Disposals (-)	-
Impairment Losses/Releases (-/+)	-
Amortisation Expense for Current Period (-)	-11,738
Currency Translation Differences on FC Assets	-
Other	-
Net Book Value at End of Current Period	**25,940**

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

5.1.16.5 Details for any individually material intangible assets

None.

5.1.16.6 Intangible assets capitalised under government incentives at fair values

None.

5.1.16.7 Revaluation method of intangible assets capitalised under government incentives and valued at fair values at capitalisation dates

None.

5.1.16.8 Net book value of intangible asset that are restricted in usage or pledged

None.

5.1.16.9 Commitments to acquire intangible assets

None.

5.1.16.10 Disclosure on revalued intangible assets

None.

5.1.16.11 Research and development costs expensed during current period

None.

5.1.16.12 Goodwill

None.

5.1.16.13 Movements in goodwill during current period

None.

5.1.17 Other assets

5.1.17.1 Prepaid expenses, taxes and similar items

	Current Period	Prior Period
Prepaid Expenses	65,516	57,655
Deferred Tax Assets	331,092	399,375

5.1.17.2 Components of other assets excluding off-balance sheet items exceeding 10% of total assets

None.

(Billions of Turkish Lira as restated for the effects of inflation in equivalent of purchasing power as of 31 December 2003)

5.2 Liabilities

5.2.1 Maturity profile of deposits

Current Period

	Demand	7 Days Notice	Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over
Saving Deposits	**281,747**	**-**	**884,175**	**1,141,020**	**453,672**	**100,386**	**61,877**
Foreign Currency Deposists	**2,441,560**	**-**	**3,029,126**	**2,134,674**	**409,257**	**71,128**	**283,187**
Residents in Turkey	2,231,344	-	2,921,855	2,035,447	386,454	60,574	255,280
Residents Abroad	210,216	-	107,271	99,227	22,803	10,554	27,907
Public Sector Deposits	**7,211**	**-**	**183**	**86**	**-**	**100**	**23**
Commercial Deposits	**836,134**	**-**	**623,907**	**263,508**	**387,872**	**43,302**	**52,491**
Other	**195,083**	**-**	**13,884**	**14,950**	**5,305**	**210**	**58**
Precious Metal Deposits	**1,650**	**-**	**-**	**6,307**	**5,864**	**293**	**-**
Bank Deposits	**27,342**	**-**	**623,168**	**-**	**-**	**-**	**-**
Central Bank of Turkey	-	-	-	-	-	-	-
Domestic Banks	2,143	-	220,195	-	-	-	-
Foreign Banks	25,197	-	402,973	-	-	-	-
Special Purpose Financials Institutions	2	-	-	-	-	-	-
Other	-	-	-	-	-	-	-
Total	**3,790,727**	**-**	**5,174,443**	**3,560,545**	**1,261,970**	**215,419**	**397,636**

Prior Period

	Demand	7 Days Notice	Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over
Saving Deposits	**214,205**	**-**	**738,361**	**996,267**	**226,468**	**69,580**	**-**
Foreign Currency Deposists	**2,474,795**	**-**	**4,484,870**	**2,117,089**	**452,212**	**69,005**	**206,713**
Residents in Turkey	2,271,328	-	4,267,613	2,042,512	438,571	62,922	189,844
Residents Abroad	203,467	-	217,257	74,577	13,641	6,083	16,869
Public Sector Deposits	**5,399**	**-**	**357**	**198**	**-**	**50**	**22**
Commercial Deposits	**554,150**	**-**	**837,740**	**566,683**	**291,485**	**70,530**	**-**
Other	**89,539**	**-**	**13,214**	**20,090**	**28,254**	**12**	**26**
Precious Metal Deposits	**5,358**	**-**	**39,631**	**-**	**-**	**-**	**-**
Bank Deposits	**25,860**	**-**	**400,534**	**-**	**-**	**-**	**-**
Central Bank of Turkey	-	-	-	-	-	-	-
Domestic Banks	12,660	-	17,784	-	-	-	-
Foreign Banks	6,453	-	382,750	-	-	-	-
Special Purpose Financials Institutions	82	-	-	-	-	-	-
Other	6,665	-	-	-	-	-	-
Total	**3,369,306**	**-**	**6,514,707**	**3,700,327**	**998,419**	**209,177**	**206,761**

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

5.2.1.1 Saving deposits covered by the guarantee of Saving Deposit Insurance Fund and excesses over the deposit insurance limit

	Covered by Deposit Insurance		**Over Deposit Insurance Limit**	
	Current Period	**Prior Period**	**Current Period**	**Prior Period**
Saving Deposits	2,775,143	1,332,833	-	904,387
Foreign Currency Saving Deposits	5,886,717	3,109,360	-	4,108,886
Other Deposits	12,748	2,997	-	38,831
Foreign Branches' Deposits Under Foreign Insurance Coverage	-	-	-	-
Off-Shore Branches' Deposits Under Foreign Insurance Coverage	-	-	-	-

5.2.1.2 Saving deposits at domestic branches of foreign banks in Turkey under the coverage of foreign insurance

None.

5.2.1.3 Saving deposits out of the limits of Saving Deposit Insurance Fund

Saving Deposits at	**Current Period**	**Prior Period**
Foreign Branches	194,219	479,793
Off-Shore Branches	-	-

5.2.2 Funds from repurchase transactions

	Current Period		**Prior Period**	
	TL	**FC**	**TL**	**FC**
Domestic Transactions	**75,430**	**-**	**309,206**	**-**
Financial Institutions and Organizations	1,985	-	170,913	-
Other Institutions and Organizations	46,854	-	94,529	-
Individuals	26,591	-	43,764	-
Foreign Transactions	**494**	**1,538,116**	**183**	**913,790**
Financial Institutions and Organizations	-	1,538,116	-	913,790
Other Institutions and Organizations	4	-	4	-
Individuals	490	-	179	-

5.2.3 Funds borrowed

	Current Period		**Prior Period**	
	TL	**FC**	**TL**	**FC**
Short-term	94,097	1,892,035	232,930	2,096,006
Medium and Long-term	-	905,576	2,279	585,907

5.2.3.1 Disclosures for concentration areas of the Bank's commitments

Disclosures for concentration areas are prepared according to customers or sector groups providing funds or other risk concentrating crietarias.

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

5.2.4 Disclosure for securities issued

None.

5.2.4.1 Convertible bonds

None.

5.2.4.2 Maturity, interest and currency profile of securities issued

None.

5.2.5 Funds

None.

5.2.6 Miscellaneous payables

	Current Period	Prior Period
Cash Collaterals Received	578	624

5.2.6.1 Nature of cash collaterals received

Cash collaterals received consist of deposits blocked for loans, export and import transactions.

5.2.7 Components of other liabilities excluding off-balance sheet items exceeding 10% of total liabilities

None.

5.2.8 Taxes and other duties payable

5.2.8.1 Information on taxes payable:

	Current Period	Prior Period
Corporate Taxes Payable	-	-
Taxation on Securities Income	18,728	22,796
Taxation on Real Estates Income	221	191
Banking Insurance Transaction Tax	8,091	7,013
Foreign Exchange Transaction Tax	1,407	1,185
Value Added Tax Payable	583	60
Other	9,709	6,683

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

5.2.8.2 Premiums

	Current Period	Prior Period
Social Security Premiums-Employees	-	-
Social Security Premiums-Employer	-	-
Bank Pension Fund Premium-Employees	12	-
Bank Pension Fund Premium-Employer	6	-
Pension Fund Membership Fees and Provisions-Employees	-	-
Pension Fund Membership Fees and Provisions-Employer	-	-
Unemployment Insurance-Employees	126	149
Unemployment Insurance-Employer	193	111
Other	-	-

5.2.9 Factoring payables

None.

5.2.10 Criteria, limitations and commitments of leasing agreements

The agreements are made with purchase options. The payments are usually made in equal instalments.

5.2.10.1 Changes in agreements and further commitments arising

None.

5.2.10.2 Financial lease payables

	Current Period		Prior Period	
	Gross	Net	Gross	Net
Up to 1 Year	9,571	7,817	8,264	7,134
1-4 Years	13,757	11,921	5,191	4,405
More than 4 Years	-	-	-	-
Total	**23,328**	**19,738**	**13,455**	**11,539**

5.2.10.3 Operational lease agreements

The operational leasing agreements are signed for some branches and ATM's. The agreements are prepared annually and annual rents are paid in advance and recorded as prepaid expense in "Other Assets". The Bank does not have any commitments arising on the existing operational lease agreements.

5.2.10.4 "Sale-and-lease-back" agreements

None.

(Billions of Turkish Lira as restated for the effects of inflation in equivalent of purchasing power as of 31 December 2003)

5.2.11 Accrued interest and expenses

Accrued Interest and Expenses on	Current Period		Prior Period	
	TL	FC	TL	FC
Deposits	113,417	18,946	137,260	20,866
Funds Borrowed	7,635	19,360	12,147	15,114
Securities Issued	-	-	-	-
Repurchase Agreements	67	6,093	402	778
Financial Derivative Instruments:	11	4,943	1,681	1,333
Interest and Expense Accruals	*11*	*4,943*	*1,681*	*1,333*
Expense Accruals for Foreign Exchange Losses	-	-	-	-
Other	3,388	63,489	6,556	17,480

5.2.12 Provisions and subordinated loans

5.2.12.1 General provisions

	Current Period	Prior Period
General Provision for	**47,050**	**40,116**
Loans and Receivables in Group I	36,305	34,023
Loans and Receivables in Group II	1,038	1,159
Non-Cash Loans	9,707	4,934
Other	-	-

5.2.12.2 Reserve for employee termination benefits and notification indemnity

	5. PP(1)	4. PP(1)	3. PP(1)	2. PP(1)	Prior Period(1)	Current Period
Actual Payments of Employee Termination Benefits and Notification Indemnity	436	893	2,926	3,813	2,794	3,680
Reserve for Employee Termination Benefits and Notification Indemnity	6,554	11,784	17,271	27,853	43,273	54,876
Actual Payment Coverage	6.65	7.58	16.94	13.69	6.46	6.71
Reserve Coverage for Employee Termination Benefits and Notification Indemnity	40.71	39.61	38.61	34.36	24.43	21.08
Reserve for Possible Employee Termination Benefits and Notification Indemnity	2,668	4,668	6,668	9,570	10,570	11,570

(1) Prior period amounts are not restated for the effects of inflation as of 31 December 2003.

5.2.12.3 Commitments for retirement rights

Commitments for foundations established based on "Social Security Institution":

None.

Commitments for foundations providing benefits for retired employees:

None.

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

5.2.12.4 Timing and amount of expected payments of provisions considering uncertainties

None.

5.2.12.5 General reserves for possible losses

Balance at Beginning of Period	**22,789**
Reversal of general reserves realized	-15,338
Current period general reserve provision	28,000
Restatement effects of inflationary accounting	-2,451
Balance at End of Period	**33,000**

A general reserve provision in the amount of TL 28,000 billion was provided in the current period against potential risks in the future.

5.2.13 Subordinated loans

None.

5.2.14 Information on shareholders' equity

5.2.14.1 Paid-in capital

	Current Period	**Prior Period**
Common Stock	822,038	791,748
Preferred Stock	-	-

5.2.14.2 Registered share capital system

Capital	**Paid-in Capital**	**Ceiling per Registered Share Capital**
Common Stock	822,038	1,000,000
Preferred Stock	-	-

5.2.14.3 Capital increases in current period

By the decision of the Board of Directors on 26 May 2003, the Bank's paid-in capital has been increased by TL 30,290 billion from TL 791,748 billion to TL 822,038 billion through income on sale of real estates allocated for capital increases.

5.2.14.4 Sources of capital increases in current period

None.

5.2.14.5 Capital commitments for financial year and following period

None.

5.2.14.6 Information on priority rights of preferred stocks

None.

5.2.14.7 Common stock issue premiums, shares and equity instruments

	Current Period	Prior Period
Number of Shares (billion) (1)	1,644	1,583
Preferred Stock	-	-
Common Stock Issue Premium	-	-
Common Stock Canceling Profit	-	-
Other Equity Instruments	-	-
Total Common Stock Issue	**1,644**	**1,583**

(1) The Bank's paid-in capital amounts to TL822,038 billion and composes of 1.644.075.624.859 shares with a face value of TL500 each and 1.728 shares with a face value of TL100 each. As of 31 December 2003, the Bank's capital is fully paid.

5.2.14.8 Securities value increase fund

Securities Value Increase Fund from	Current Period		Prior Period	
	TL	FC	TL	FC
Investments in Associates and Subsidiaries	31,166	-	-	-
Investment Securities Available-for-Sale	39,979	159,545	1,648	14,515
Investment Securities subject to "Structural" Position	-	-	-	-

Securities in Foreign Currency	Current Period	Prior Period
Value Increase Fund for Securities in Foreign Currency	159,545	14,515
Foreign Exchange Gain on Common Stocks Included Above	-	-

Accounting for foreign exchange gains/losses on investments, associates, subsidiaries and common stocks in investment securities available-for-sale:

Such gains/losses are posted to the statement of operations as foreign exchange gains/losses. There are no foreign currency common stocks in investment securities available-for-sale.

Any foreign exchange gains/losses classified under shareholders' equity in prior periods:

None.

5.2.14.9 Revaluation fund

	Current Period		Prior Period	
	TL	FC	TL	FC
Movables	-	-	-	-
Real Estates	2,169	-	2,169	-
Gain On Sale of Investments in Associates and Subsidiaries and Real Estates as Source for Capital Increases	21,542	-	-	-
Revaluation Fund on Leasehold Improvements	-	-	-	-

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

5.2.14.10 Increases in revaluation fund during current period

Increase in revaluation surplus in the current period, has resulted from the bonus shares received from Garanti Ödeme Sistemleri AŞ by TL 352 billion and Garanti Yatırım ve Menkul Değerler AŞ by TL 828 billion.

5.2.14.11 Legal reserves

	Current Period	Prior Period
I. Legal Reserve	-	-
II. Legal Reserve	-	-
Other	-	-

5.2.14.12 Extraordinary reserves

	Current Period	Prior Period
Reserves Allocated at the General Assembly	-	-
Retained Earnings	-	-
Accumulated Losses	-	-
Foreign Currency Exchange Difference on Share Capital	-	-

5.2.14.13 Shareholders having more than 10% share in capital and/or voting right

Name/Commercial Title	Shares	Ownership	Paid-in Capital	Unpaid Portion
Doğuş Holding AŞ	452,797	55.08%	452,797	-

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

5.3 Statement of operations

5.3.1 Interest Income

5.3.1.1 Interest income received from investments, associates and subsidiaries

	Current Period	Prior Period
Interest Received from Investments in Associates and Subsidiaries	8,510	127,115

5.3.1.2 Income from financial lease

None.

5.3.1.3 Interest income received from reverse repurchase agreements

None.

5.3.1.4 Interest income from factoring receivables

None.

5.3.2 Interest Expenses

5.3.2.1 Interest expenses paid to investments, associates and subsidiaries

	Current Period	Prior Period
Interest Paid to Investments in Associates and Subsidiaries	16,522	33,013

5.3.2.2 Expenses on financial lease

	Current Period	Prior Period
Financial Leasing Expenses	1,203	2,784

(Billions of Turkish Lira as restated for the effects of inflation in equivalent of purchasing power as of 31 December 2003)

5.3.2.3 Maturity structure of the interest expense on deposits

Account Description	Demand Deposits	Time Deposits					Total
		Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over	
TL							
Bank Deposits	1,016	74,000	-	-	-	-	75,016
Saving Deposits	2,145	333,692	434,840	132,542	34,484	16,938	954,641
Public Sector Deposits	53	141	192	-	30	9	425
Commercial Deposits	1,142	183,985	51,038	126,878	6,515	1,392	370,950
Other	11,536	3,965	9,324	2,375	944	22	28,166
"7 Days Notice" Deposits	-	-	-	-	-	-	-
Total TL	**15,892**	**595,783**	**495,394**	**261,795**	**41,973**	**18,361**	**1,429,198**
FC							
Foreign Currency Deposits	3,323	136,057	77,291	20,592	2,087	9,550	248,900
Bank Deposits	-	16,087	-	-	-	-	16,087
Precious Metal Deposits	1	1	7	4	2	-	15
Total FC	**3,324**	**152,145**	**77,298**	**20,596**	**2,089**	**9,550**	**265,002**
Total	**19,216**	**747,928**	**572,692**	**282,391**	**44,062**	**27,911**	**1,694,200**

5.3.2.4 Interest expense on repurchase agreements

	Current Period		Prior Period	
	TL	FC	TL	FC
Interest Paid on Repurchase Agreements	159,313	29,425	128,552	11,669

5.3.2.5 Interest expenses on factoring payables

None.

5.3.3 Net income/losses on investment securities held-to-maturity

None.

5.3.4 Other operating income

Other operating income consists of collection or reversals of prior year provisions, banking services related costs charged to customers and custody income.

5.3.5 Provision expenses for loans and other receivables

	Current Period	Prior Period
Specific Provisions for Loans and Other Receivables	54,422	43,324
Unsecured	-	-
Others	*54,422*	*43,324*
General Provisions	12,436	3,182
Impairment Losses on Securities	2	1,093
Other Impairment Losses (1)	29,844	145,400
Other	31,306	-945

(1) consist of impairment losses for investments, associates, subsidiaries and investment securities held-to-maturity

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

5.3.6 Other operating expenses

	Current Period	**Prior Period**
Personnel Costs	276,567	238,479
Reserve for Employee Termination Benefits	1,019	1,278
Deficit Provision for Pension Fund	-	-
Depreciation Expenses	98,721	94,867
Amortisation Expenses	11,738	11,710
Other Operating Expenses	294,108	308,975
Repair and Maintenance Expenses	*12,107*	*15,281*
Advertisement Expenses	*47,154*	*58,762*
Other Expenses	*234,847*	*234,932*
Loss on Sale of Assets	17,844	25,251
Operational Leasing Expenses	39,943	35,076
Other	125,860	112,099
Total	**865,800**	**827,735**

Goodwill amortisation:

None.

5.3.7 Profit/losses from investments in associates and subsidiaries

5.3.7.1 Profit and losses

Profit/Losses from	**Current Period**	**Prior Period**
Subsidiaries (+/-)	23,641	63,894
Investments and Associates (+/-)	35	154

5.3.7.2 Profit/losses from investments and associates included in statement of operations on basis of equity accounting as a separate item

None.

5.3.7.3 Profit or loss from transactions with companies and individuals in the Bank's risk group

None.

5.3.8 Extraordinary income/expense

None.

5.3.9 Net profit and loss

5.3.9.1 Any further explanation on operating results needed for proper understanding of the Bank's performance

None.

5.3.9.2 Any changes in estimations that might have a material effect on current and subsequent period results

None.

5.3.10 Quantification of any changes in accounting estimates that had material effect in current period and may materially affect subsequent periods

None.

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

5.4 Off-balance Sheet Items

5.4.1 Guarantees and sureties

5.4.1.1 Non-cash loans

	Current Period	Prior Period
Non-Cash Loans against Cash Loan Risks	415,291	402,023
With Original Maturity of 1 Year or Less	*65,718*	*48,909*
With Original Maturity of More Than 1 Year	*349,573*	*353,114*
Other Non-Cash Loans	4,730,165	4,993,456
Total	**5,145,456**	**5,395,479**

5.4.1.2 Details of non-cash loans

Sectoral distribution of non-cash loans :

	Current Period				Prior Period			
	TL	(%)	FC	(%)	TL	(%)	FC	(%)
Agriculture	**23,921**	**1.94**	**71,015**	**1.82**	**21,376**	**2.12**	**93,278**	**2.13**
Farming and Stockbreeding	15,954	1.29	49,016	1.26	13,536	1.35	73,667	1.68
Forestry	7,761	0.63	21,999	0.56	7,812	0.77	19,611	0.45
Fishery	206	0.02	-	0.00	27	0.00	-	0.00
Manufacturing	**386,740**	**31.18**	**2,061,777**	**52.80**	**322,472**	**31.99**	**2,383,739**	**54.33**
Mining	36,687	2.96	152,119	3.90	23,158	2.30	151,887	3.46
Production	349,277	28.16	1,755,164	44.94	299,314	29.69	2,231,851	50.87
Electricity, Gas, Water	776	0.06	154,494	3.96	-	0.00	-	0.00
Construction	**185,305**	**14.94**	**779,406**	**19.96**	**143,894**	**14.27**	**705,425**	**16.08**
Services	**591,657**	**47.70**	**871,503**	**22.32**	**431,265**	**42.78**	**740,333**	**16.87**
Wholesale and Retail Trade	406,156	32.75	543,785	13.92	269,312	26.72	424,672	9.68
Hotel, Food and Beverage Services	13,649	1.10	91,419	2.34	12,493	1.24	50,437	1.15
Transportation and Telecommunication	31,199	2.51	88,462	2.27	27,260	2.70	64,523	1.47
Financial Institutions	132,110	10.65	137,686	3,53	118,207	11.73	191,572	4.37
Real Estate and Renting Services	-	0.00	-	0.00	-	0.00	-	0.00
"Self-Employment" Type Services	-	0.00	-	0.00	-	0.00	-	0.00
Educational Services	2.082	0.17	734	0.02	946	0.09	1,326	0.02
Health and Social Services	6,461	0.52	9,417	0.24	3,048	0.30	7,802	0.18
Other	**52,625**	**4.24**	**121,507**	**3.10**	**89,036**	**8.84**	**464,661**	**10.59**
Total	**1,240,248**	**100.00**	**3,905,208**	**100.00**	**1,008,043**	**100.00**	**4,387,436**	**100.00**

(Billions of Turkish Lira as restated for the effects of inflation in equivalent of purchasing power as of 31 December 2003)

Non-cash loans classified under Group I and II:

	Group I		Group II	
Non-Cash Loans	**TL**	**FC**	**TL**	**FC**
Letters of Guarantee	1,239,414	2,304,687	834	309
Bank Acceptances	-	521,055	-	482
Letters of Credit	-	1,055,621	-	3,171
Endorsements	-	-	-	-
Underwriting Commitments	-	-	-	-
Other Commitments and Contingencies	-	19,882	-	-

5.4.2 Commitments

5.4.2.1 Irrevocable commitments

	Current Period	Prior Period
Letters of Guarantee in Foreign Currency	2,304,996	2,810,028
Letters of Guarantee in TL	1,240,248	1,008,043
Letters of Credit	785,058	888,210
Bank Acceptances	286,094	265,278
Prefinancing	19,882	23,273
Total	**4,636,278**	**4,994,832**

5.4.2.2 Possible losses from off-balance sheet items

None.

5.4.2.3 Pledges, mortgages, other restrictions and acquisition commitments on tangible assets

None.

5.4.2.4 Explanation for the following matters separately from other conditional commitments

The Bank's share in commitments for joint venture:

None.

Accounting method of commitments:

The Bank has capital commitments in the amount of TL 29,717 billion for its subsidiaries. Furthermore, there are letters of guarantee in the amount of TL 40,733 billion issued for several entities for the Bank's own business. These commitments are included in the Bank's off-balance sheet accounts.

(Billions of Turkish Lira as restated for the effects of inflation in equivalent of purchasing power as of 31 December 2003)

5.4.3 Financial derivative instruments

	Derivative Transactions by Nature			
	Trading		Hedging	
	Current Period	Prior Period	Current Period	Prior Period
Types of Trading Transactions				
Foreign Currency Related Derivative Transactions:	-	-	-	--
Forwards	424,137	3,281,952	-	--
Currency Swaps	5,684,092	356,458	-	--
Futures	169,440	-	-	--
Options	71,282	-	-	--
Total FC Derivative Transactions (I)	**6,348,951**	**3,638,410**	-	--
Interest related derivative transactions :	-	-	-	--
Interest Rate Swaps	-	-	-	--
Forward Rate Agreements (FRA)	-	-	-	-
Interest Rate Options	-	-	-	-
Other Interest Rate Agreements	-	-	-	-
Future Interest Rate Transactions	-	-	-	-
Interest Rate Options	*225,920*	-	-	-
Total Interest Derivative Transaction (II)	**225,920**	-	-	-
Total Trading Derivative Transactions (I+II)	**6,574,871**	**3,638,410**	-	-
Types of Hedging Transactions				
Fair Value Hedges(2):	-	-	-	-
Future Currency Transactions	-	-	-	-
Swap Interest Rate Transactions	-	-	-	-
Total	-	-	-	-
Cash Flow Hedges (3):	-	-	-	-
Swap Currency Transactions	-	-	-	-
Currency Call Options	-	-	-	-
Total	-	-	-	-
Total Hedging Related Derivatives (4).	-	-	-	-
Total Derivative Transactions	**6,574,871**	**3,638,410**	-	-

(1) Change In Shares of Convertable Bonds
(2) Derivative Transactions for Fair Value Hedges
(3) Derivative Transactions for Cash Flow Hedges
(4) Total Hedging Related Derivative Transactions

5.4.4 Services rendered on behalf of customers

The Bank acts as an investment agent for banking transactions on behalf of its customers and provides custody services. Such transactions are followed under off-balance sheet accounts.

5.4.5 The Bank's latest international risk ratings

MOODY'S (*October 2003**)

Long Term FC Deposit	B3
Long Term TL Deposit	Baa2
Short Term TL Deposit	Prime-2
Deposit Outlook	Positive
FSR	D+
FSR Outlook	Negative

STANDARD AND POORS (*October 2003**)

Long Term FC Counter Party Credit Rating	B
Outlook	Stable

FITCH RATINGS (*October 2003**)

Foreign Currency	
Long Term	B
Short Term	B
Outlook	Positive
Individual	D
Support	4
Turkish Lira	
Long Term	B
Short Term	B
Outlook	Positive
National	A- (Tur)
Outlook	Stable

CAPITAL INTELLIGENCE (*September 2003**)

Long Term FC Obligations	B
Short Term FC Obligations	B
Domestic Strength	BBB-
Support	2
Outlook	Stable

(*) Latest dates in risk notes or outlooks.

(Billions of Turkish Lira as restated for the effects of inflation in equivalent of purchasing power as of 31 December 2003)

5.5 Statement of changes in shareholders' equity

5.5.1 Any increases arising from first-time application of accounting for financial instruments

5.5.1.1 Increases from valuation of investment securities available-for-sale

A revaluation of investment securities available-for-sale at fair value has resulted in a gain of TL183,361 billion. This figure is recorded as a current period increase in equity under "securities value increase fund" on the statement of changes in shareholders' equity.

5.5.1.2 Increases due to cash flow hedges:

None

5.5.1.3 Reconciliation of foreign exchange differences at beginning and end of current period

The reconciliation has been completed.

5.5.2 Any decreases arising from first-time application of accounting for financial instruments

5.5.2.1 Decreases from valuation of investment securities available-for-sale:

None.

5.5.2.2 Decreases due to cash flow hedges:

None.

5.5.3 Dividends

5.5.3.1 Any dividends declared after date of balance sheet but before publishing financial statements:

None.

5.5.3.2 Earnings per share to be distributed to shareholders after balance sheet date

This will be decided during the General Assembly, currently, there are no advices.

5.5.4 Transfers to legal reserves

	Current Period	Prior Period
Transfer from retained earnings	-	-

5.5.5 Share certificate issuance

None.

5.5.6 Effects of prior years' corrections to beginning balances of current period

None.

5.5.7 Compensation of prior period losses

In prior period, on 28 November 2002 the prior periods losses were fully netted off with the legal reserves of TL 286,450 billion, the extraordinary reserves of TL 48,414 billion and the capital reserves from inflation adjustments to paid-in capital.

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

5.6 Statement of cash flows

5.6.1 Disclosures for "other" items in statement of cash flows and effect of change in foreign currency rates cash and cash equivalents

The net cash inflows arising from banking operations amount to TL 669,321 billion. TL 73,429 billion of this amount is generated from the change in operating assets and liabilities, and TL 742,750 billion from operating profit. The net cash outflow from investing activities is TL 2,003,917 billion. The major item is the investments for securities available-for-sale. Despite the favorable effect of changes in foreign currency exchange rates by TL 185,789 billion, cash and cash equivalents decreased to TL 805,243 billion at the end of the current period in comparison to TL 1,955,253 billion at the beginning of the current period.

5.6.2 Cash outflows from acquisition of investments, associates, subsidiaries and other investments

Please refer to sections 5.1.9.2 and 5.1.10.2.

5.6.3 Cash inflows from disposal of investments, associates, subsidiaries and other investments

Please refer to sections 5.1.9.2 and 5.1.10.2.

5.6.4 Cash and cash equivalents at end of current period

	Current Period	Prior Period
Cash on Hand	**159,423**	**185,267**
Cash in TL	*36,599*	*32,429*
Cash in Foreign Currency	*122,824*	*152,838*
Cash Equivalents	**645,820**	**1,769,986**
Other	*645,820*	*1,769,986*
TOTAL	**805,243**	**1,955,253**

5.6.5 Restricted cash and cash equivalents due to legal requirements or other reasons

TL 33,607 billion included in placements at foreign banks is blocked for repayments of funds borrowed through securitisations.

5.6.6 Additional information

5.6.6.1 Restrictions on the Bank's potential borrowing:

None

5.6.6.2 Cash inflows presenting increase in operating capacity of the Bank:

None

5.7 Accounting for entities acquired through mergers and acquisitions:

None

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

5.8 Related party risks

5.8.1 Volume of transactions with the Bank's risk group, lendings and deposits outstanding at period end and income and expenses from transactions incurred during the period

5.8.1.1 Current Period

Bank's Risk Group (1)	**Investments, Associates and Subsidiaries**		**Bank's Direct and Indirect Shareholders**		**Other Components in Risk Group**	
Loans and Other Receivables	**Cash**	**Non-cash**	**Cash**	**Non-cash**	**Cash**	**Non-cash**
Balance at beginning of period	175,311	32,385	593,960	276,330		
Balance at end of period	139,359	26,879	330,523	293,734	-	-
Interest and Commission Income	9,456	31	24,009	2,536	-	-

(1) As described in the Article 20, clause (2) of Regulation on Establishment and Operations of Banks

5.8.1.2 Prior Period

Bank's Risk Group (1)	**Investments, Associates and Subsidiaries**		**Bank's Direct and Indirect Shareholders**		**Other Components in Risk Group**	
Loans and Other Receivables	**Cash**	**Non-cash**	**Cash**	**Non-cash**	**Cash**	**Non-cash**
Balance at beginning of period	472,641	57,091	614,990	299,672	503,721	-
Balance at end of period	175,311	32,385	593,960	276,330	-	-
Interest and Commission Income	127,235	201	74,645	1,938	-	-

(1) As described in the Article 20, clause (2) of Regulation on Establishment and Operations of Banks

5.8.1.3 Other related party balances

Deposits:

Bank's Risk Group (1)	**Investments, Associates and Subsidiaries**		**Bank's Direct and Indirect Shareholders**		**Other Components in Risk Group**	
Deposits	**Current Period**	**Prior Period**	**Current Period**	**Prior Period**	**Current Period**	**Prior Period**
Balance at beginning of period	130,593	408,813	146,566	160,032	-	-
Balance at end of period	86,400	130,593	122,966	146,566	-	-
Interest Expenses	16,886	33,013	14,375	43,737	-	-

(1) As described in the Article 20, clause (2) of Regulation on Establishment and Operations of Banks

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

Derivative transactions:

Bank's Risk Group (1)	Investments, Associates and Subsidiaries		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
	Current Period	Prior Period	Current Period	Prior Period	Current Period	Prior Period
Trading Transactions:						
Beginning of Period	19,560	285,527	-	19,903	-	-
End of Period	141,431	19,560	-	-	-	-
Total Profit/Loss	-4	-46	-	-	-	-
Hedging Transactions:	-	-	-	-	-	-
Beginning of Period	-	-	-	-	-	-
End of Period	-	-	-	-	-	-
Total Profit/Loss	-	-	-	-	-	-

(1) As described in the Article 20, clause (2) of Regulation on Establishment and Operations of Banks

5.8.2 The Bank's risk group

5.8.2.1 Relations with companies in risk group of / or controlled by the Bank regardless of nature of current transactions

Transactions with the risk group, are held under arm's-length conditions; terms are set according to the market conditions and in compliance with the Banking Law. The Bank's policy is to keep the balances and transaction volumes with the risk group at reasonable levels preventing any high concentration risk on balance sheet.

5.8.2.2 Concentration of transaction volumes and balances with risk group and pricing policy

The cash loans of the risk group compose 6.10% of the Bank's total cash loans and 1.87% of the Bank's total assets. The non-cash loans of the risk group compose 6.21% of the Bank's total non-cash loans. The deposits of the risk group compose 1.45% of the Bank's total deposits. The pricing of transactions with the risk group companies is set in compliance with the market prices.

5.8.2.3 Other matters not required to be disclosed

None.

5.8.2.4 Transactions accounted under equity method

Please refer to sections 5.1.9 and 5.1.10.

5.8.2.5 All kind of agreements signed like asset purchases/sales, service rendering, agencies, leasing, research and development, licences, funding, guarantees, management services

The Bank has agency contracts with Garanti Yatırım Menkul Kıymetler AŞ, Garanti Sigorta AŞ, Garanti Emeklilik ve Hayat AŞ. Accordingly, all the branches of the Bank serve as agencies to sell the products of these entities to customers. Agency services for trading of securities are rendered by the Bank's specialised branches (Investment Centers).

Purchase of equipments for the Bank's internal use are partly arranged through financial leasing.

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

5.9 Accounting in hyperinflationary economies

5.9.1 Further disclosure for inflationary accounting

5.9.1.1 Restatement of financial statements of the current and prior periods for the changes in the general purchasing power of Turkish Lira on the balance sheet date

Article 14 (the "Article") of "Regulation on Accounting Standards"; "Accounting Standard for Financial Reporting in Hyperinflationary Economies" has been in effect since 1 July 2002.

The Bank's financial statements are restated for the changes in the general purchasing power of Turkish Lira on the balance sheet date in accordance with the Article as mentioned above. The corresponding figures for previous periods are restated in the same terms. In order to define an economy as a hyperinflationary economy, there are certain criteria set in the Article. One characteristic is a cumulative three-year inflation rate approaching or exceeding 100%. Inflationary accounting is applied in accordance with the Article and based on the supplement attached to it including the Turkish nation-wide wholesale price indices published by the State Institute of Statistics. Based on these indices, the three-year inflation rate in Turkey has been 181.12% as of 31 December 2003. Accordingly the financial statements of the Bank are restated for the changes in the general purchasing power of Turkish Lira as of 31 December 2003.

The restatement was calculated by means of conversion factors derived from the Turkish countrywide wholesale price index published by the State Institute of Statistics. Such indices and conversion factors of last three years used to restate the accompanying financial statements are given below:

Date	Index	Conversion Factor
31 December 2003	7,382.1	1.000
31 December 2002	6,478.8	1.139
31 December 2001	4,951.7	1.491

The main guidelines for the above-mentioned restatement are as follows:

- Inflationary accounting was applied starting from 1970. For the transactions before 1970, the restatements were made as if they occurred in 1970.

- Monetary assets and liabilities, which are carried at amounts current at the balance sheet date, are not restated because they are already expressed in terms of the monetary unit current at the balance sheet date.

- Non-monetary assets and liabilities, which are carried at amounts current at the balance sheet date, are not restated because they are already expressed in terms of the monetary unit current at the balance sheet date.

- Non-monetary assets and liabilities are restated from their acquisition dates. The effects of any revaluations made before based on the prior legislations are eliminated.

- The components of shareholders' equity, are restated by applying the relevant conversion factors except for any revaluation surpluses previously recorded. Any capital increases through such surpluses are not considered as contributions of shareholders. Transfers from reserves, undistributed profits, share premiums and income on sale of participations and premises and equipment to capital, are considered as capital contributions of shareholders. As a result of the restatements, any positive differences between the nominal paid-in capital and the restated paid-in capital, are recorded under "capital reserves from inflation adjustments to paid-in capital" in the shareholders' equity.

- All items in the statement of operations are restated by applying the monthly conversion factors.

- As the price indices are announced monthly, the same indices are used for all the transactions of the related month.

- The effect of inflation on the net monetary position of the Bank, is included in the statement of operations as "gain/loss on net monetary position".

- Investments, affiliated companies and other equity shares are either presented at fair values if their fair values are available, or at market values if they are quoted, otherwise restated by applying the relevant conversion factors to their carrying values from the date of their acquisition after deducting any bonus shares received due to revaluation surpluses added to capital and financial expenses capitalised, including foreign exchange differences. Investments, affiliated companies and other equity shares in foreign currencies have been translated into Turkish Lira at foreign exchange rates prevailing at the balance sheet date.

- The restated amount of non-monetary assets are reduced when they exceed the amounts recoverable from the items' future uses taking into consideration criteria like the nature of impairments like permanent or temporary, and the impairment size. Provision for impairments is recognized in the statement of operations. In determination of fair values, prudency and materiality principles are applied in accordance with "Regulation on Accounting Standards".

5.10 Domestic, foreign and off-shore branches and foreign reprensentative offices

	Number of Branches	Number Of Employees			
Domectic Branches	309	8,112	**Country**		
Foreign Representative Offices	5	1	1-SWITZERLAND		
		1	2-GERMANY		
		1	3-RUSSIA		
		3	4-ENGLAND		
		1	5-CHINA		
				Total Assets	**Legal Capital**
Foreign Branches	2	18	1- LUXEMBOURG	1,780,689	US$ 89,500,000
		9	2- MALTA	5,639,784	-

5.11 Significant events and matters arising subsequent to balance sheet date

None.

6 Other disclosures and footnotes

6.1 Other disclosures on the Bank's activities

None.

7 Independent Auditor's Report

7.1 Disclosure on Independent Auditor's Report

The Bank's unconsolidated financial statements as of 31 December 2003, have been audited by Cevdet Suner Denetim ve Yeminli Mali Müşavirlik AŞ (the member firm of KPMG), and an unqualified opinion is expressed in the independent auditor's report dated 16 February 2004.

7.2 Disclosures prepared by Independent Auditor

None.

....